As filed with the Securities and Exchange Commission on May 24, 2021

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

The AZEK Company Inc.

(Exact name of registrant as specified in its charter)

Delaware	3089	90-1017663
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1330 W Fulton Street #350

Chicago, IL 60607

877-275-2935

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jesse Singh

Chief Executive Officer

1330 W Fulton Street #350

Chicago, IL 60607

877-275-2935

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
John L. Savva, Esq. Rita-Anne O’Neill, Esq. Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, CA 94303 650-461-5600	Paul Kardish, Esq. Senior Vice President and Chief Legal Officer The AZEK Company Inc. 1330 W Fulton Street #350 Chicago, IL 60607 877-275-2935	Rachel Sheridan, Esq. Samuel D. Rettew, Esq. Latham & Watkins LLP 555 Eleventh Street, NW Suite 1000 Washington, D.C. 20004 202-637-2200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act of 1933. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Number of shares to be registered(1)	Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.001 per share	17,250,000	$43.33	$ 747,442,500	$ 81,546

(1)	Includes 2,250,000 additional shares that the underwriters have the option to purchase.
(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the Registrant’s Class A Common Stock as reported on the New York Stock Exchange on May 19, 2021.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 24, 2021

PROSPECTUS

15,000,000 Shares

Class A Common Stock

The selling stockholders identified in this prospectus are offering 15,000,000 shares of our Class A common stock. We are not selling any shares of our Class A common stock under this prospectus, and we will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “AZEK”. The last reported sale price of our Class A common stock on May 21, 2021 was $43.50 per share.

Prior to giving effect to this offering, an entity affiliated with Ares Management Corporation, or Ares, held 27,721,090 shares of our Class A common stock, and Ontario Teachers’ Pension Plan Board, or OTPP, held 27,720,990 shares of our Class A common stock. Prior to giving effect to this offering, OTPP held and, after giving effect to this offering, OTPP will continue to hold all of our outstanding Class B common stock. Prior to giving effect to this offering, Ares and OTPP each held approximately 17.9% of our aggregate common stock. After giving effect to this offering, Ares and OTPP will hold approximately 13.1% and 13.1%, respectively, of our aggregate common stock. We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 29.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the selling stockholders(1)	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

The selling stockholders have granted the underwriters a 30-day option to purchase up to 2,250,000 additional shares at the public offering price, less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                , 2021.

Joint Book-Running Managers

Barclays BofA Securities Goldman Sachs & Co. LLC Jefferies

Prospectus dated                , 2021

Prospectus

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, shares of Class A common stock only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of Class A common stock.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

For investors outside the United States: we, the selling stockholders and the underwriters have not done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of Class A common stock and the distribution of this prospectus outside the United States.

To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the Securities and Exchange Commission, or the SEC, before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the late date modifies or supersedes the earlier statement.

PROSPECTUS SUMMARY

The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Consolidated Financial Statements and the related Notes included elsewhere in or incorporated by reference into this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” Our fiscal year ends on September 30. Any references to fiscal years in this prospectus are to the 12 months ended September 30 of that year and any references to fiscal quarters in this prospectus are to the applicable quarter or quarters within a fiscal year. Certain percentages and other figures provided and used in this prospectus may not add up to 100.0% due to the rounding of individual components. Unless the context otherwise requires, all references in this prospectus to “The AZEK Company,” “AZEK,” “CPG Newco LLC,” the “company,” “we,” “us,” “our” or similar terms refer to CPG Newco LLC and its consolidated subsidiaries, and after the Corporate Conversion, The AZEK Company Inc. and its consolidated subsidiaries.

COMPANY OVERVIEW

We are an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable products focused on the highly attractive, large and fast-growing Outdoor Living market. Homeowners are continuing to invest in their outdoor spaces and are increasingly recognizing the significant advantages of long-lasting products, which are converting demand away from traditional materials, particularly wood. Our products transform those outdoor spaces by combining highly appealing aesthetics with significantly lower maintenance costs compared to traditional materials. Our innovative portfolio of Outdoor Living products, including decking, railing, exterior trim, which we refer to as trim in this prospectus, and accessories, inspires consumers to design outdoor spaces tailored to their unique lifestyle needs. We are well known in the industry, and, according to data provided by Principia, we generally hold one of the top two market share positions by revenue in our product categories. In addition to our leading suite of Outdoor Living products, we sell a broad range of highly engineered products that are sold in commercial markets, including partitions, lockers and storage solutions. We are a leader in our product categories because of our significant scale, vertically-integrated manufacturing capabilities, extensive material science expertise and execution-focused management team.

One of our core values is to “always do the right thing”. We make decisions according to what is right, not what is the cheapest, fastest or easiest, and we strive to always operate with integrity, transparency and with the customer in mind. By extension, environmental, social and governance, or ESG, stewardship is part of our corporate DNA. Our inclusive culture is driven by a shared passion for our corporate values and commitment to build a more sustainable future. We are focused on sustainability across our operations. We are committed to further accelerating the use of recycled materials across our portfolio of products, diverting millions of pounds of waste from entering landfills each year and enabling us to meet the growing demand for environmentally-friendly products that advance a circular economy.

Our businesses leverage a shared material technology and U.S.-based manufacturing platform to create products that convert demand from traditional materials to those that are long lasting and low maintenance, fulfilling our brand commitment to deliver products that are “Beautifully Engineered to Last”. Our Residential segment product portfolio is highly complementary and allows us to provide a wide-ranging solutions set to Outdoor Living projects. Our primary consumer brands in our Residential segment, TimberTech and AZEK, are recognized by contractors and consumers for their premium aesthetics, uncompromising quality and performance and for their diversity of style and design options. In our Commercial segment, we manufacture engineered sheet products and high-quality bathroom partitions and lockers.

Over our more than 30-year history, we have developed a reputation as a leading innovator in our markets by leveraging our differentiated manufacturing capabilities, material science and research and development, or R&D, expertise to capitalize on favorable secular growth trends that are accelerating material conversion from traditional materials such as wood, to sustainable, low-maintenance engineered materials, and to expand our markets. We believe our core competency of consistently launching new products into the market, combined with our recent investments in sales, marketing, R&D and manufacturing, will continue to solidify our incumbent position as a market leader and enable us to generate long-term demand for our products through economic cycles. Throughout our history, we have introduced numerous disruptive products and demonstrated our ability to drive material conversion and extend our portfolio, addressing consumer needs across a wide range of price segments.

We have achieved a leading brand reputation through our unwavering commitment to our customers and developing innovative new products that combine the latest style and design trends with our differentiated material science expertise and proprietary production technologies. For example, we have launched products that take premium flooring trends, such as wire-brushed and hand-scraped finishes and multiple widths, into the decking market. Our competitive advantages enable us to create award-winning products and back them with some of the industry’s longest warranties, such as the 50-year fade & stain warranty that we offer on our TimberTech AZEK decking product line. Most of our product categories are in the early growth stage of their life cycles, and we anticipate that they will continue to benefit from substantial material conversion over the long term.

We have created an operating platform that is centered around sustainability, one of our core strategic pillars, which extends across our value chain from product design to raw material sourcing and manufacturing, and we increasingly utilize plastic waste, recycled wood and scrap in our products. We have also made significant recent investments in our recycling capabilities, including our recent acquisition of Return Polymers, which further enhance the sustainability of our manufacturing operations and reduce our costs. In fiscal year 2019, we opened a new polyethylene recycling facility that utilizes advanced technologies to transform a broad range of plastic waste into raw material used in our products. Today, our TimberTech PRO and EDGE decking lines offer high-quality products made from approximately 80% recycled material. Through our recycling programs, approximately 400 million pounds of waste and scrap were diverted from landfills in fiscal year 2020. Furthermore, approximately 99% of scrap generated at our Wilmington, Ohio and Scranton, Pennsylvania manufacturing facilities is re-used, and the majority of our TimberTech, AZEK Exteriors and Versatex products are recyclable at the end of their useful lives. In 2020, we launched an innovative program designed to provide dealers, contractors and mill shops a solution for recycling scrap PVC from construction sites and remodeling projects. Known as the FULL-CIRCLE PVC Recycling Program, we provide our partners with local on-site PVC collection bins. The collected PVC is cleaned, re-processed and recycled for reuse in our manufacturing processes across multiple product lines. In addition to the sustainability advantages and cost benefits of our vertically integrated in-house manufacturing operations, our supplier base is located primarily in the United States, making us less susceptible to trade disruptions or supply chain dislocations resulting from extended crises such as the COVID-19 pandemic.

Within our Residential segment, we sell our products through a national network of more than 4,200 dealers, more than 35 distributors and multiple home improvement retailers providing extensive geographic coverage, enabling us to effectively serve contractors across the United States and Canada. Our geographic breadth, combined with our extensive market knowledge and broad product portfolio, positions us to continue to accelerate our growth within the industry. Our customer-focused sales organization generates pull-through demand for our products by driving increased downstream engagement directly with consumers and key influencers such as architects, builders and contractors, and by focusing on strengthening our position with dealers and growing our presence in retail. We have been investing in our consumer brands, marketing campaigns and digital tools in order to strengthen our relationships with consumers and key influencers, many of whom serve as advocates of our brands. Within our Commercial segment, we sell our products through a broad distribution network as well as directly to original equipment manufacturers, or OEMs.

Through our Residential and Commercial segments, we deliver market-focused product solutions that drive material conversion. We have experienced strong growth over our history, and over the last several years we have made significant investments in our business to further accelerate our growth and increase our profitability.

(1)

For a discussion of Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin for fiscal year 2020, see the Segments Note in the Notes to our Consolidated Financial Statements and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results of Operations”, each of which is contained in our 2020 Form 10-K and is incorporated herein by reference. For a discussion of Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin for the six months ended March 31, 2021, see the Segments Note in the Notes to our Consolidated Financial Statements and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results of Operations”, each of which is contained in our Form 10-Q for the three months ended December 31, 2020 and our Form 10-Q for the three months ended March 31, 2021, each of which is incorporated herein by reference.

(2)

10-Year Net Sales compound annual growth rate, or CAGR, refers to the CAGR for the ten years ended September 30, 2020, on a trailing twelve-month basis. Our growth over this period reflects the contribution to net sales of acquisitions, including the acquisitions of VAST Enterprises and TimberTech in fiscal year 2012 and Ultralox and Versatex in fiscal year 2018.

In fiscal year 2020, our net sales, net loss and Adjusted EBITDA were $899.3 million, $122.2 million and $213.5 million, respectively, and our net sales, net income and Adjusted EBITDA were $505.4 million, $32.8 million and $120.0 million, respectively, for the six months ended March 31, 2021. We intend to continue developing new products, building the leading consumer brand in Outdoor Living and leveraging our downstream-focused sales force, and we believe the demand for our products will benefit from continued material conversion and the resilience of the Outdoor Living market. Adjusted EBITDA is a non-GAAP financial measure used by management as a measure of our core operating results and the effectiveness of our business strategy. For more information on Adjusted EBITDA and for a reconciliation to net income, its most comparable financial measure calculated in accordance with GAAP, see “Prospectus Summary—Non-GAAP Financial Measures.”

INDUSTRY OVERVIEW

Our products are widely used across several large, attractive markets, including residential and commercial end markets. We primarily serve the Outdoor Living market, which we define as the market for decking, railing, trim, wood and wood-look siding, porches, pavers, outdoor furniture, outdoor cabinetry and outdoor lighting designed to enhance the utility and improve the aesthetics of outdoor living spaces. We serve this market with our highly-engineered decking, railing and exteriors products, which have benefited from increased investment as homeowners choose to spend more leisure time outdoors. As more members of the Millennial generation purchase first homes in the United States, we expect the demand for outdoor living spaces will rise, and the appeal of low- to no-maintenance building and home products to gain further momentum. We believe that consumers are increasingly environmentally-conscious in their purchasing behaviors, and that our sustainable manufacturing practices and the high recycled content of our products address evolving consumer preferences.

Based on data provided by Principia Consulting, LLC, a third-party industry research and consulting firm, or Principia, the total U.S. market sales of residential decking, railing and trim products were $7.6 billion in 2019 and grew at a 6% CAGR from 2017 to 2019 on a linear foot basis and are expected to grow at a 5% CAGR from 2019 to 2023 on a linear foot basis. With respect to the individual components of the Outdoor Living market, the decking, railing and trim markets were approximately $3.3 billion, $2.2 billion and $2.1 billion, respectively, in 2019. In terms of volume, the decking, railing and trim markets were approximately 3.3 billion, 160.0 million and 2.0 billion linear feet, respectively, in 2019.

Composite decking (which includes wood composite and cellular PVC decking), railing and trim products have continued to increase in market share relative to other materials due to their superior and low-maintenance product qualities. Based on data provided by Principia, between 2017 and 2019, composite decking, composite and aluminum railing and PVC trim products collectively grew at a CAGR of 13% as compared to decking, railing and trim manufactured from wood, which grew at a CAGR of 5%, in each case measured in terms of linear feet. The total U.S. market sales of composite decking, composite and aluminum railing and PVC trim products are expected to grow at a 10% CAGR from 2019 to 2023, compared to decking, railing and trim manufactured from wood which are expected to grow at a 4% CAGR and to decking, railing and trim manufactured from other materials, such as engineered wood, vinyl and other metals, which are expected to grow at a 5% CAGR, in each case measured in terms of linear feet. In addition, based on data provided by The Freedonia Group, Inc., an international market research company, or Freedonia, the total U.S. market sales of wood and wood-look siding, pavers, outdoor furniture and outdoor lighting were $10.9 billion in 2018, and, when combined with the total U.S. market sales of decking, railing and trim according to Principia in 2019, represent an approximately $18.5 billion market. We believe the market for composite products will continue to increase relative to the market for traditional wood products as it benefits from material conversion.

Source: Principia DemandBuilder forecast of linear feet growth.

(1)	Represents total market (all materials). Principia market definition for trim excludes specialty exteriors products, such as tongue and groove profiles, sheets, sills, thresholds and column wraps.
(2)	Decking category includes composite and PVC decking, rail category includes composite and aluminum rail and trim category includes PVC trim.

Based on data provided by Principia, there were approximately 56 million decks in the United States as of 2019, of which approximately 5.4 million were built in 2019, up from approximately 4.1 million in 2014, representing a CAGR of 5.8%. Decking, our single largest product category, represents a significant opportunity for homeowners to extend the total livable space of their home and to design a unique space for relaxation and entertainment. Through our portfolio of Outdoor Living products, we provide a broad range of material and design options to homeowners as they tailor their outdoor living space to their unique lifestyle. In addition, we believe that we have significant opportunities to leverage our material science expertise, brand awareness and channel relationships to expand into additional segments of the Outdoor Living market. We believe that the current COVID-19 crisis, which has caused people to spend an extended amount of time at home, could be an additional catalyst that may cause an increasing number of homeowners to further recognize the benefits that our portfolio of Outdoor Living products can offer.

We believe our products offer a compelling value proposition due to their enhanced durability, quality, attractive aesthetics and lower life-cycle costs relative to traditional materials such as wood. For example, we estimate the total lifecycle cost of our new TimberTech EDGE Prime decking, including materials, labor and annual maintenance, is approximately 38% less expensive over its 25-year warranty period than the cost of a comparable pressure treated lumber deck. Further, given that the cost of our TimberTech EDGE Prime decking products typically constitutes approximately 16% of the total deck project installation cost, consumers have the opportunity to cost-effectively upgrade to our long-lasting, low-maintenance materials by replacing traditional deck boards with our product while utilizing an existing substructure that has been appropriately maintained.

(1)

These assumptions and estimates are based on AZEK market knowledge and feedback from decking-focused contractors with experience installing TimberTech and wood decking products. Actual costs for any particular installation can vary significantly. Assumes pressure treated lumber deck board pricing of $1.18 per linear foot based on December 2020 average prices.

(2)

Total Deck Project Installation Costs represent the total aggregate costs of an initial deck installation for a 16’ x 20’ elevated deck and exclude costs associated with the installation of rail or stairs.

(3)

Total Deck Life-Cycle Costs represent both the aggregate costs of an initial deck installation and the estimated maintenance costs over a 25-year period for a 16’ x 20’ elevated deck excluding potential replacement costs.

(4)

Other costs include substructure installation costs, initial staining and sealing of wood decking materials and the cost of top down fasteners for TimberTech EDGE Prime and pressure treated lumber and hidden fasteners for ipe and TimberTech AZEK Vintage.

(5)

Estimated maintenance costs include an assumed annual cleaning of TimberTech products and an assumed maintenance requirement of annual pressure washing and sanding, staining and sealing a pressure treated lumber deck every three years and an ipe deck every two years to maintain aesthetics.

Based on data provided by Principia, wood represented approximately 64% of the total U.S. decking, railing and trim markets based on 2019 linear feet sold. With respect to the individual components of these markets, based on this data, composite decking represented approximately 20% of the decking market, composite and aluminum railing represented approximately 16% of the railing market and PVC trim products represented approximately 11% of the trim market, each in terms of linear feet.

(1)

Based on data provided by Principia for 2019. Other includes (A) hollow vinyl, plastic lumber and metal for decking, (B) iron, stainless steel, hollow vinyl and other plastic for railing and (C) engineered wood, which represented approximately 17% of the total trim market, fiber cement, vinyl, other polymer composite and other for trim.

(2)	Wood for the decking market includes premium hardwoods, cedar and redwood, which accounted for approximately 13% of the total decking market in 2019 according to data provided by Principia.

We believe there is a significant opportunity for further market penetration by composite products as consumer awareness towards sustainable materials increases and advances in material science and manufacturing improve the range of colors and textures available. We offer products that reduce the relative premium between composite and other materials to increase the affordability and further improve the lifetime value advantages of composite products. In addition, we believe our products are well positioned to benefit from growth across economic cycles given their low market penetration and improving cost and value proposition. We believe that we have been, and will continue to be, a driving force behind the growth of low-maintenance products in our markets.

Our decking, trim, railing and accessory products are primarily sold through both one-step and two-step distribution channels, and we are increasing our direct engagement with consumers. Within our Residential segment, we sell our products to distributors, professional dealers and home improvement retailers, who in turn sell our products to builders, contractors and homeowners. Based on data provided by Principia, the relative industry volumes of composite decking, composite and aluminum railing and PVC trim products sold by distribution channel and by end user channel for 2019 were as follows:

(1)	Rail includes composite and aluminum rail.

We are a leader within the professional dealer channel due to our depth across product categories, brand reputation and the superior quality of our products. We estimate that our U.S. decking sales represented approximately 35% of total composite decking sales in 2019 and that our U.S. trim sales represented approximately 43% of total PVC trim sales in 2019, in each case within the professional dealer channel. Based on data provided by Principia, in 2019, the retail channel represented approximately 36% of the total $3.3 billion decking market, and, within that channel, composite decking sales represented approximately $0.5 billion. We estimate approximately half of all composite decking sales through that retail channel were special order products. Although approximately 10% of our Residential segment sales were directly through home improvement retailers, we have seen substantial year-over-year growth in special order sales through such retailers, resulting in a CAGR of such gross sales of over 20% between fiscal 2015 and fiscal 2020. We believe we have an opportunity for significant expansion within retail and that this channel represents a key area of potential growth for us in the future. Our Commercial segment sells its products to OEMs and through distribution channels that reach a number of end markets including education, industrial, commercial and marine.

THE AZEK DIFFERENCE

An Industry Leader in the Outdoor Living Market

We are a leader in a number of large and growing segments of the Outdoor Living market and are benefiting from the early stages of material conversion and secular growth trends. Our significant scale, vertically-integrated manufacturing capabilities and extensive material science expertise enable our leadership position. We have leveraged these capabilities to establish a track record of innovation across a broad range of products with superior quality, aesthetics and performance that has been recognized by respected industry sources. In the 2021 BUILDER brand use study of U.S. builders, developers and contractors, TimberTech decking ranked #1 for quality within the decking category, and in 2020 AZEK trim ranked #1 for quality within the decorative mouldings, trim and columns category. Additionally, our engineered bathroom partitions are a leading product specified by architects, and our Aria partitions won a Product Innovation Award from Architectural Products Magazine in 2018. Finally, in 2020, the Vinyl Sustainability Council awarded us the 2020 Vinyl Recycling Award in recognition of our sustainability and recycling innovations in our TimberTech AZEK decking line. These strengths, combined with our downstream focus and expanding marketing and digital strategy, have generated strong brand awareness and preference among contractors and consumers.

Serving Large, High-Growth and Resilient Markets That Are Benefitting from Material Conversion

We believe that the Outdoor Living market is benefiting from material conversion from traditional wood materials to low-maintenance, engineered materials. Based on data provided by Principia, wood represented approximately 64% of the total U.S. decking, railing and trim markets as measured by linear feet sold in 2019. Within the decking market specifically, composites represented approximately 20.4% of the total decking market in 2019, a shift from approximately 18.8% in 2018, representing an acceleration in the annual rate of material conversion from approximately 1% in previous years to 2% in 2019. Premium hardwoods, cedar and redwood comprise approximately 13% of the total decking market. We believe these markets present substantial growth opportunities in the coming years and that our leading scale, vertically-integrated manufacturing capabilities and extensive material science expertise position us to capitalize on these highly attractive markets as material conversion continues.

In addition, we believe that the residential repair and remodel market, which is the primary market served by our core products, is significantly more resilient through economic cycles than the home building industry. For example, from 2007 to 2009, single family housing starts declined approximately 57% according to the U.S. Census Bureau, while the home improvement products market declined approximately 14% according to the Home Improvement Research Institute. Moreover, our business demonstrated resilience through this period as net sales declined approximately 15% and cash flows from operations remained positive and increased through this period as a result of product mix, lower raw material costs and working capital management. In addition, even during periods of industry decline, we believe many home improvement projects are deferred rather than permanently cancelled, making it possible for industry activity to rebound quickly. We have increased our focus on serving the residential repair and remodel market over time, and we estimate that, within our Residential segment, approximately 80% of our net sales are attributable to repair and remodel activity. Based on data provided by Principia, in 2019, approximately 95% of total decking, 83% of railing and 46% of trim sales were attributable to the residential repair and remodel market. Our markets are also experiencing multiple favorable long-term secular growth trends. For example, within our Residential segment, consumers increasingly spend their leisure time outdoors and demand products that expand the usable living space of their home and enhance their outdoor lifestyle. In addition, according to the 2020 Home Design Trends Survey by the American Institute of Architects, outdoor living spaces have ranked as the most popular space amongst residential architects in the Home and Property Design report over the past six years. As a result, we believe our business will continue to benefit from strong material conversion, continued repair and remodel activity and favorable secular trends.

Premium Brands Known for Service, Quality, Aesthetics and a Broad Range of Styles and Designs

We achieved our premium brand reputation through our unwavering commitment to developing innovative new products that combine the latest style and design trends with our differentiated material science expertise and proprietary production technologies. For example, we have launched products that take premium flooring trends, such as wire-brushed and hand-scraped finishes and multiple widths, into the decking market.

In addition, we have deployed significant direct sales and service resources that have helped us develop strong brand awareness and loyalty among dealers, home improvement retailers and contractors. Over the last several years, we have made substantial investments to further enhance and strengthen our brands, including launching a variety of innovative new products with superior aesthetics, initiating cutting edge marketing campaigns, expanding our digital footprint and capabilities and unveiling a new set of tools focused on enhancing the consumer experience. We are well known in the industry, and we are generally one of the top two recognized brands in our product categories.

Committed to Sustainably Produced, Long-Lasting, Beautiful Products

Our steadfast focus on sustainability permeates our operations. Through our commitment to increasingly utilize recycled materials in the manufacturing of our products, we are able to reduce deforestation and advance a circular economy aimed at diverting waste from entering landfills and the continual use of resources. Approximately 90% of our gross sales are attributable to products that are manufactured through an extrusion process, and approximately 54% of all of our extruded materials were manufactured from recycled materials in fiscal year 2020, an increase from approximately 44% in fiscal year 2019. We believe there is an opportunity to increase this percentage in the future. Additionally, our operations are designed with sustainability in mind, with our facilities in Wilmington, OH and Scranton, PA employing closed-loop water filtration systems that recycle approximately 97% of water used annually and our polyethylene recycling facility utilizing energy-efficient systems for power, water, heating, cooling and lighting. Further, our products are designed to retain their aesthetic and structural qualities throughout their lifetimes, and the majority of our products are recyclable at the end of their useful lives. The increasing use of recycled content in our products also leads to improvements in our operating margins, as the flexibility of material input sourcing lowers input costs and reduces reliance on virgin raw materials.

Highly Versatile, U.S.-based Manufacturing Platform with Differentiated Capabilities

We are a vertically-integrated manufacturer, delivering superior quality products with a competitive cost position. Our versatile, process-oriented manufacturing operations are built on a foundation of extensive material development and processing capabilities. Our proprietary production technologies, material blending proficiency and range of extrusion methods enable innovation and facilitate expansion into new markets. We have deep experience working with multiple technologies that enable us to provide some of the industry’s most attractive visuals through advanced streaking and multi-color technologies. Our manufacturing footprint includes eight facilities across five geographic locations totaling approximately 2 million square feet, and we have made significant investments in people, processes and systems to increase our manufacturing scale and productivity. In addition, we recently announced plans to open a new manufacturing facility in Boise, Idaho, which is expected to be fully operational during fiscal 2022. In recent years, we have also expanded our vertical manufacturing capabilities with a 100,000 square foot polyethylene recycling facility, which opened in December 2018, and the acquisition of Return Polymers in February 2020, both of which enable further use of recycled content in our product offering and further reduce our reliance on higher-cost alternatives. In 2017, we introduced our AZEK Integrated Management System, or AIMS, to manage and monitor operations, and in 2018, we implemented Lean Six Sigma, or LSS, tools and techniques at our manufacturing facilities to reduce material waste and improve manufacturing efficiency. We believe these initiatives create an opportunity for continued expansion of our margins.

Leader in Product Development and Innovation with a Robust New Product Pipeline

Over the past 30 years, we have built an R&D organization with significant expertise in material science and production process technologies. We leverage our R&D and manufacturing capabilities to deliver innovative new products to market that address evolving customer needs while expanding our use of recycled materials. Our product managers and marketing team actively analyze proprietary consumer research and work with architects, contractors and consumers to identify and develop new products that incorporate consumer feedback, expand our portfolio and extend the range of style and design options we offer. Our R&D team then designs, prototypes and tests these new products prior to full scale production. Our rigorous R&D process incorporates in-house analytical capabilities and comprehensive product testing with more than 260 distinct tests, such as accelerated weathering. During the five years ended September 30, 2020, our team successfully led over 25 significant new product introductions, and, for the twelve-month period ended September 30, 2020, our blended Five Year New Product Vitality across our Residential segment and Commercial segment was approximately 35%. We define Five Year New Product Vitality as the percentage of gross sales in fiscal 2020 derived from products first introduced in fiscal 2020 and the four preceding years, excluding gross sales from Versatex, Ultralox and Return Polymers. We expect to continue to maintain a robust pipeline of new products and technologies that we intend to launch over the next several years, which we believe will help us continue to maintain our leadership in product innovation and drive strong product vitality.

Extensive Network of Contractors, Dealers and Distributors

Throughout our history, we have developed an extensive network in the United States and Canada of loyal contractors, dealers and distributors, many of whom are brand advocates for our products. Our extensive network consists of more than 4,200 dealers, over 150 distributor branch locations and thousands of contractors throughout the United States and Canada. We believe our strong relationships with dealers and contractors are driven by the trust and reliability that we have generated through product innovation, superior quality and performance, and the continuing service and support that we offer. Such support includes specialized training opportunities such as AZEK University and sales support initiatives such as digital lead generation, joint marketing funds, new sample kits, display kiosks, enhanced product literature, print, TV and radio advertising and social media initiatives. AZEK University provides hands-on training for contractors and customers using TimberTech and AZEK Exteriors products and our AZEK Pro Rewards program leverages our new website and digital capabilities to share curated digital leads with our contractors. In our Commercial segment, we sell our highly engineered polymer sheeting products through a network of approximately 130 engineered product distributors across the United States, Canada and Latin America, who sell primarily to OEMs, and we sell our low-maintenance bathroom partitions, shower and dressing stalls, lockers and other storage solutions through a network of approximately 900 dealers who sell to institutional and commercial customers across the United States and in Canada. We believe that the combination of consumer awareness for our product categories and our ability to directly engage with consumers to drive conversion makes us a highly attractive partner for our distributors, dealers, contractors and home improvement retailers, and that combination is a key reason that we expect them to continue to prioritize their own investment in our products and our product categories.

Strong Margin Profile with Significant Opportunity for Expansion

Our business has a strong margin profile driven by our differentiated premium branded products, vertically-integrated U.S.-based manufacturing capabilities and strong customer relationships. We continue to invest in new innovations in current and adjacent markets that we believe will support our long-term growth. Our Residential segment generated Segment Adjusted EBITDA Margin of 30.9% in the year ended September 30, 2020, and we are well positioned to continue to execute on our operational excellence initiatives, including recycling and continuous manufacturing efficiency improvement. As our recent capital investments mature, we believe there is a significant opportunity for us to expand our margins. In addition, a large percentage of our cost base is variable, providing us with significant financial flexibility and the ability to manage costs to reflect changes in economic conditions.

Proven Management Team Focused on Execution

We have assembled a diverse team of highly experienced and accomplished executives with public company experience, a proven track record of leading global consumer and industrial organizations and driving profitable growth, product innovation, cost reduction and manufacturing efficiency. From fiscal year 2017 to fiscal year 2020, under our management team’s leadership, our Adjusted Gross Profit Margin increased by approximately 440 basis points while we continue to enjoy strong top line growth. Our Chief Executive Officer, Jesse Singh, joined our team in 2016, after serving in numerous leadership roles at 3M, including Chief Commercial Officer, President of 3M’s Health Information Systems business and VP of the Stationery and Office supplies business, which included the iconic Post-it and Scotch Brands. Our Chief Financial Officer, Ralph Nicoletti, joined our team in 2019 after serving as Executive Vice President and Chief Financial Officer of Newell Brands and has more than 35 years of finance experience. Collectively, our team is approximately 45% gender and ethnically diverse and has extensive experience at leading companies, including 3M, Newell Brands, Owens Corning, Eaton, Armstrong, Grainger and Emerson. Our management team has executed key strategic initiatives across the platform to drive accelerated growth and improved profitability, including upgrading operational capabilities, implementing productivity tools, and investing in new products, sales force expansion, marketing, M&A and internal recycling capabilities.

OUR GROWTH STRATEGY

We believe our multi-faceted growth strategy positions us to drive profitable above-market growth in the markets we serve.

Introduce Innovative New Products That Expand Our Markets

We have a proven track record of developing innovative new products across multiple price points that accelerate material conversion, increase the use of recycled materials and expand our markets. Our strong manufacturing capabilities, proprietary production technologies, detailed consumer research and extensive material science expertise allow us to rapidly introduce differentiated products. In our Residential segment, our new products are driving conversion away from traditional wood materials across all pricing segments, from various forms of pressure treated wood at the entry level to more exotic woods such as cedar and ipe at the premium level. In 2019, our Residential segment launched three new product platforms: TimberTech EDGE, Multi-Width decking and PaintPro trim. We believe that TimberTech EDGE will accelerate conversion of low-cost traditional pressure treated wood materials by offering superior aesthetics and performance at an accessible price point. Our entry-level decking category volume, which includes our TimberTech PRO Terrain collection in addition to our TimberTech EDGE collections, increased at a nearly 30% CAGR on a linear foot basis from fiscal 2018 to fiscal 2020. Multi-Width decking, which extends the technological advancements available in our highly successful Vintage platform, expands the range of style and design options available to consumers seeking premium decking solutions and provides a unique combination of superior performance and a natural wood-look and feel. Our premium TimberTech AZEK Vintage collection volume increased at over a 30% CAGR on a linear foot basis from fiscal 2018 to fiscal 2020. PaintPro expands the addressable market for our trim products and accelerates wood conversion by delivering the same high-quality, low-maintenance performance of traditional white PVC trim across a full spectrum of paintable colors.

Each year, we continue to launch new products across our business, and as of the year ended September 30, 2020, our blended Five Year New Product Vitality across our Residential segment and Commercial segment was approximately 35%. In 2020, we expanded on these product innovations in our Residential segment and launched a new multi-color TimberTech EDGE Prime+ decking collection, a new Wide-Width profile for the TimberTech AZEK Harvest decking collection and the new, multi-tonal Reserve collection under the TimberTech PRO decking line, among others. In addition, we are implementing a multi-year capital investment program to increase capacity and further support our future growth. We will continue to leverage our material technology capabilities and commission detailed consumer research to regularly introduce new products that set us apart from our competition and accelerate future growth.

Accelerate Market Conversion by Capitalizing on Downstream Investments

We view the continued growth in homeowner outdoor investment and repair and remodel activity as a powerful secular trend driving material conversion across our industry. We believe low-maintenance alternatives at a range of premium quality designs and accessible pricing will continue to increase consumer demand and accelerate material conversion.

Over the four years ended September 30, 2020, we have increased our R&D, sales and marketing expenses by over 30% in the aggregate, and we continue to make additional investments that we believe will accelerate material conversion and growth in our markets. We expanded our marketing organization and sales force with new talent, enabling us to generate greater awareness of our products and enhance our sales growth in underpenetrated markets and geographies. We invested in new premium and traditional merchandising displays for our dealers and special order merchandising and training for pro desk support associates for our home improvement retailers to increase consumer awareness of our products and to accelerate sales growth. Starting in 2018, we have added new trim and retail focused sales teams and have also established a dedicated sales team to enhance our dealer sales in underpenetrated geographies. We believe these initiatives are helping to accelerate our growth. For example, we believe our trim-focused sales team has helped increase our AZEK Exteriors net sales by an approximately 14% CAGR between fiscal year 2018 to fiscal year 2020. In addition to expanding our sales force, we realigned the compensation framework for our sales teams to increase downstream engagement with consumers and key influencers such as architects, builders and contractors, to drive increased pull-through demand for our products. We recently opened our third AZEK University location in Chicago, and we are hosting regular contractor training events to encourage contractors to use our products. We believe we can continue to leverage our downstream investments to accelerate material conversion in our markets, strengthen our position in the pro channel and enhance our retail presence.

Build the Leading Consumer Brand in Outdoor Living

We are well-known for quality, innovation and delivering a broad range of on-trend style and design options to customers. We have made significant investments in sales and marketing and R&D over the past two years to differentiate and strengthen our brands and to simplify and transform the consumer experience for purchasing our products. In 2019, we unified our decking and railing product portfolio under our leading TimberTech brand with a differentiated “Go Against the Grain” marketing campaign. We continue to invest in our marketing organization and alongside our channel partners to increase consumer awareness and preference for our products. Our focused digital strategy, enhanced media presence and differentiated marketing campaigns drive increased engagement with consumers and homeowners as well as key influencers such as architects, builders and contractors. Our new digital platform facilitates the consumer journey from inspiration and design through installation. The experience educates consumers on the features and benefits of our products versus traditional materials, utilizes digital visualization tools to allow consumers to re-imagine their outdoor living spaces and directly connects them to a pre-qualified local contractor. During fiscal year 2020, website traffic to our outdoor living branded websites increased by over 40% and sample orders for our decking products have increased over 50%, in each case when compared to the prior year. We enjoy strong preference for our products among contractors, who typically purchase our products at dealers, and we are investing to increase our presence within home improvement retailers as the majority of consumers include visits to home improvement retailers in their research of decking products. These consumer engagement strategies are focused on creating additional pull-through demand and accelerating our growth.

Expand Margins Through Enhanced Recycling Capabilities and Productivity Initiatives

Our broad range of U.S.-based manufacturing capabilities, proprietary production technologies and extensive material science expertise position us as a leading innovator in the Outdoor Living market, and our brands command premium prices and afford us a strong margin profile. However, we believe there is an opportunity for significant improvement in our margins as we continue to invest in and expand our recycling capabilities and focus on operational excellence. Since fiscal year 2017, we have invested nearly $60 million in developing and enhancing our recycling capabilities to substantially reduce our material cost, divert waste from landfills and increase our utilization of recycled materials. For example, in fiscal year 2020, we increased the recycled material content used in the core of our deck boards by approximately 20%, as compared to the recycled material content in fiscal year 2019. Increasing the recycled material content in our deck boards has allowed us to substantially reduce the utilization of virgin HDPE in the production of the core of our TimberTech PRO and EDGE products, enabling material cost savings when compared to legacy material content formulations. We are still in the early stages of the material substitution journey across our manufacturing network and realizing the benefits of our investments in recycling, and we expect to drive additional cost savings as we ramp up internal processing and sourcing of recycled materials used in the manufacturing of our products.

In addition to enhancing our recycling capabilities, we have also implemented various LSS initiatives across our manufacturing operations to reduce waste and enhance productivity. We identified and have begun to implement additional projects that we expect will provide incremental net manufacturing productivity in the coming years. We believe AIMS, our investments in people, processes and equipment and our investments in recycling, productivity and operational excellence will enable us to expand our margins through reduced material cost, improved net manufacturing productivity and enhanced business operations.

Execute Strategic Acquisitions That Broaden Our Platform and Enhance Our Manufacturing Operations

Our markets are large and highly fragmented, and they provide a wide range of opportunities for us to execute acquisitions to augment our growth independent of end-market demand. We have completed several strategic acquisitions since our company was founded, and we have proven to be a highly effective consolidation platform. For example, the acquisition of Versatex strengthened our position in the trim and moulding market, enhanced our product capabilities and generated attractive cost savings, and the acquisition of Ultralox extended our railing portfolio to include aluminum solutions with proprietary interlocking technology and expanded our ability to address the high-growth aluminum railing market.

We intend to continue to prudently execute strategic acquisitions and utilize our disciplined process to identify, evaluate, execute and integrate acquired businesses. We actively monitor a pipeline of attractive opportunities across multiple product categories and geographies. We target opportunities that strengthen our existing platforms, enhance our market positions, expand our portfolio of products and technology capabilities and increase our business diversity. In addition, the acquisitions we pursue must also provide opportunities for us to leverage our strong U.S.-based manufacturing capabilities, material formulation proficiency and extensive dealer and distributor network to meaningfully enhance their scale, growth, profitability and cash flow. For example, we recently acquired Return Polymers, which we expect will significantly enhance our in-house recycling capabilities, reduce reliance on external suppliers and further improve our overall manufacturing cost position.

ENVIRONMENTAL AND SOCIAL RESPONSIBILITY; CORPORATE GOVERNANCE

One of our core values is to “always do the right thing”. We make decisions according to what is right, not what is the cheapest, fastest or easiest, and we strive to always operate with integrity, transparency and with the customer in mind. By extension, ESG stewardship is part of our corporate DNA. Our inclusive culture is driven by a shared passion for our corporate values and commitment to build a more sustainable future. We are focused on sustainability across our operations. We are committed to further accelerating the use of recycled materials across our portfolio of products, diverting millions of pounds of waste from entering landfills each year and enabling us to meet the growing demand for environmentally-friendly products that advance a circular economy.

Under the direction of our Chief Executive Officer and the board of directors, we are focused on achieving a high level of environmental and social responsibility and strong corporate governance. The Nominating and Corporate Governance Committee of our board of directors is responsible for overseeing our strategy on corporate social responsibility and sustainability, including ESG matters and related policies and communications. Additionally, we have established an internal ESG Steering Committee comprised of cross-functional leaders from across our organization that is focused on implementing ESG strategies and policies and reports directly to our Chief Executive Officer. Finally, we recently hired a Vice President of ESG who is responsible for continuing to drive the company-wide ESG strategy and initiative, further demonstrating our commitment to ESG stewardship.

Our corporate values serve as a belief system that guides how we work. These values influence our decisions, our interactions with colleagues and customers, and our standards for behavior. Our core value of “always do the right thing” is the foundation of our overarching commitment to ESG stewardship. In accordance with this commitment, we recently became a signatory to the United Nations Global Compact, a voluntary global initiative focused on advancing sustainable and responsible business practices related to human rights, labor, the environment and anti-corruption.

We operate our business in a manner that promotes sustainability and environmental stewardship across our value chain from product design to raw material sourcing and manufacturing to employee, customer and stakeholder communications and engagement. As part of the building materials industry, we believe that we can play a role in advancing the circular economy to create a more sustainable future by increasing the recycling of wood, plastic and water, monitoring our product lifecycle, reducing our carbon footprint and encouraging those in our supply chain to do the same. We estimate that our carbon intensity decreased by 9.2% from 2019 to 2020, as measured in tonnes of carbon dioxide equivalent, or tCO2e, per $1 million net sales. This commitment is evident through our continued effort to introduce sustainable products, products with life spans that are significantly longer than the life spans of the traditional materials they replace (including exotic hardwoods cut from rainforests) with very little need for maintenance or cleaning chemicals, products that reduce deforestation and products that are versatile and recyclable at the end of their useful lives. We estimate that since 2001 approximately three million trees have been saved because our customers chose our decking products over wood. The wood used in the core of our composite decking products is 100% recycled from sources that include, but are not limited to, facilities that manufacture wood mouldings, flooring, windows, doors and other products. Through our recycling programs, approximately 400 million pounds of scrap and waste were diverted from landfills in fiscal year 2020. In February 2021, we announced a goal to utilize 1 billion pounds of recycled material, annually, in the manufacturing of our products by the end of 2026. In addition, in May 2021, we released our inaugural ESG report, which details our commitment to recycling and sustainability, our positive and inclusive social impact and our goal of revolutionizing the Outdoor Living industry into a more sustainable and innovative version of itself. Our report was published in alignment with the Sustainability Accounting Standards Board reporting framework and includes both a retrospective view of our recent ESG performance as well as our outlook for the future.

Our Environmental, Health and Safety, or EHS, Policy outlines our management programs and expectations throughout our operations and businesses. We manage operational hazards and risks to provide workplaces that are safe and healthy for our employees, visitors, contractors, customers, and the communities in which we operate. We train our employees, so they have the awareness, knowledge and skills to work in a safe and environmentally responsible manner. We continually are reviewing and improving our EHS performance through ongoing training, objectives and management systems. In addition, we have committed to increase the minimum wage of our hourly employees to $15.00 by the end of 2021.

As a company, we are committed to being responsible and respected citizens in the communities in which we live and work. We are dedicated to supporting organizations that help people live more productive, educated and enriched lives and encourage our employees to contribute their time to support various community and charitable activities in alignment with their values.

Our corporate governance policies set clear expectations and responsibilities for our leaders, employees and business partners to ensure we conduct our operations in a manner that is consistent with high standards of business ethics and accountability and is based on maintaining a close alignment of our interests with those of our stakeholders. Notable features of our corporate governance structure include the following:

•	Nine of our ten directors have been determined to be independent for purposes of the NYSE corporate governance listing standards and Rule 10A-3 under the Exchange Act.

•	Our non-executive chairperson of the board of directors convenes and chairs executive sessions of the independent directors to discuss certain matters without executive officers present.

•	Three of our directors qualify as an “audit committee financial expert” as defined by the SEC.

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Two of our directors, including the chairperson of our Audit Committee, are women, and another two of our directors are considered of diverse ethnicity and race, constituting approximately 40% of our board of directors in furtherance of our board diversity policy.

•	Our Corporate Governance Guidelines provide for a target retirement age of 75 for our directors.

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Our Insider Trading Policy prohibits the purchase or sale of our securities by any of our directors, officers, employees and consultants on the basis of material nonpublic information, and also prohibits our directors and officers from hedging our equity securities, holding such securities in a margin account or pledging such securities as collateral for a loan.

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We have adopted a Compensation Recovery Policy whereby we are able to recoup performance- or incentive-based compensation in the event of an accounting restatement due to material noncompliance with any financial reporting requirements under the securities laws.

•	Our Nominating and Corporate Governance Committee oversees and directs our ESG strategies, activities, policies and communications.

•	ESG is a component of individual performance under our 2021 management incentive compensation plan.

In order to foster high standards of ethics and conduct in all business relationships, we have adopted a Code of Conduct and Ethics policy, or the Code of Conduct. This policy covers a wide range of business practices and procedures and applies to our officers, directors, employees, agents, representatives, and consultants. In addition and as a part of the Code of Conduct, we have implemented whistleblowing procedures that allow covered persons to report, on a confidential basis, concerns regarding, among other things, any questionable or unethical accounting, internal accounting controls or auditing matters with our Audit Committee as well as any potential Code of Conduct or ethics violations with our Nominating and Corporate Governance Committee or our Chief Legal Officer. We review all of these policies on a periodic basis with our employees.

Our business is managed by our executive officers, subject to the supervision and oversight of our board of directors. Our directors stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications.

OUR RESPONSE TO COVID-19

Since the onset of the COVID-19 pandemic, we have been focused on protecting our employees’ health and safety, meeting our customers’ needs as they navigate an uncertain financial and operating environment, working closely with our suppliers to protect our ongoing business operations and rapidly adjusting our short-, medium- and long-term operational plans to proactively and effectively respond to the current and potential future public health crises. While the COVID-19 pandemic presents serious concerns for our business and operations, our employees and their families, our customers and our suppliers, we believe that we are adapting well to the wide-ranging changes that the global economy is currently undergoing, and we remain confident that we will continue to maintain business continuity, produce and sell our products safely and in compliance with applicable laws and governmental orders and mandates, maintain our robust and flexible supply chains and be in a strong position to maintain financial success even in the event of a potentially extended economic downturn, in part because our manufacturing facilities have continued and continue to operate as they have been determined to be “essential businesses” in the jurisdictions where they are located.

Based on recent demand trends that we have experienced, our medium-term expectations include increased interest among homeowners in enhancing their Outdoor Living spaces as they spend more time at home during, and likely following, the COVID-19 pandemic. We also believe there could be increased interest in homeownership as consumers look for larger living spaces. Further, we anticipate that consumers will increasingly shop online, and we continue to enhance our digital sales capabilities and direct, personal interaction with homeowners to more easily allow them to research, and ultimately purchase, our products.

We have taken a number of steps to adapt our business and operations to the current environment. First and foremost, we have implemented measures to protect the health and safety of our employees. These measures include providing for employees who are able to work remotely to do so, enacting and enforcing employee spacing protocols in our factories, reducing the need for face-to-face interactions, and providing facial protection and other personal protection equipment to on-site employees.

We have also taken steps to engage directly with our distributors to share information and ensure we are servicing the market appropriately. In addition to engaging directly with distributors, we are adapting how we reach customers in response to changing consumer behavior. For example, we are focused on expanding and enhancing our digital “shop from home” content and marketing, while leveraging our call center to support customers and generate leads. We are expanding our do-it-yourself tools and continuing our contractor and architect training in a digital format, emphasizing contactless designs and proposals for new projects.

At the onset of the COVID-19 pandemic, we took steps to reduce costs and to align our manufacturing to then-current and expected demand. As initial stay-at-home orders were lifted and construction remained essential, demand conditions improved, and, by June 2020, we saw a sharp acceleration in demand across our residential channels as consumers, spending more time at home, invested and continue to invest in home improvement and their Outdoor Living spaces.

Based on demand trends and our increased confidence in the significant long-term large wood conversion opportunity, certain costs that were reduced at the onset of the COVID-19 pandemic are expected to return, and we are accelerating and expanding the deployment of our previously announced approximately $180 million capacity expansion plan. The first and second phases of our multi-phase capacity expansion plan are expected to be complete by the end of the third quarter of fiscal year 2021, providing cumulatively approximately 40% more decking capacity relative to our decking capacity at the end of fiscal year 2019. The third phase involves the opening of a new manufacturing facility, which we recently announced will be located in Boise, Idaho and is expected to be fully operational during fiscal 2022 and contribute approximately 30% more decking capacity. We also recently announced an upsizing of our capacity expansion program by approximately $50 million to $60 million for the remainder of fiscal year 2021. This upsizing is expected to add an incremental 15% of decking and recycling capacity in early 2022 in addition to the previously mentioned 70% increase. Cumulatively, we now expect a total of approximately 85% in incremental decking capacity when compared to the end of fiscal 2019, combined with increases in recycling, railing and exteriors capacity over the next 18 months.

Although we have implemented measures to mitigate the impact of the COVID-19 pandemic on our business, financial condition and results of operations, including reducing our production and expenses, we expect that these measures may not fully mitigate the impact of the COVID-19 pandemic on our business, financial condition and results of operations. We cannot predict the degree to, or the period over, which we will be affected by the pandemic and resulting governmental and other measures. The global impact of the COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the situation closely. As the COVID-19 pandemic continues, it may also have the effect of heightening many of the risks described in or incorporated by reference into this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	reduced obligations with respect to financial data, including presenting only three years of audited financial statements and only three years of selected financial data;

•	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make comparison of our financial statements with those of other public companies more difficult. We may take advantage of these reporting exemptions until we no longer qualify as an emerging growth company, or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period. Based on our public float calculation at March 31, 2021, we will be deemed a Large Accelerated Filer and will cease to qualify as an emerging growth company effective September 30, 2021. The loss of emerging growth company status will also result in losing the reporting exemptions noted above.

Our Sponsors

Prior to this offering, Ares and OTPP, and, together with Ares, the Sponsors, owned approximately 35.8% of our common stock. After giving effect to this offering, Ares and OTPP will hold 20,221,090 and 20,220,990 shares of our Class A common stock, respectively. OTPP will continue to hold 100 shares of our Class B common stock, which will represent all outstanding shares of our Class B common stock. After giving effect to this offering, Ares and OTPP will hold approximately 13.1% and 13.1%, respectively, of our aggregate common stock.

Even though our Sponsors no longer own a majority of our common stock, our Sponsors will continue to have significant power to control our affairs and policies, including with respect to the election of directors (and through the election of directors, the appointment of management). For a description of certain potential conflicts between the Sponsors and our other stockholders, see “Risk Factors—The Sponsors will continue to hold a substantial portion of our outstanding common stock following this offering, and the Sponsors’ interests may conflict with our interests and the interests of other stockholders.” For a description of the Sponsors’ ownership interests in us and their rights with respect to such ownership interests, including the right to designate individuals to be included in the slate of nominees for election to our board of directors, see “Principal and Selling Stockholders” and “Description of Capital Stock” included elsewhere in this prospectus and “Related Person Transactions” contained in our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 1, 2021, and incorporated herein by reference.

Corporate Conversion

In connection with our IPO, our predecessor was converted into a Delaware corporation pursuant to a statutory conversion and changed its name to The AZEK Company Inc. In addition, a special purpose entity, CPG Holdco LLC, which was formed at the time of the acquisition of our predecessor solely for the purpose of holding membership interests in our predecessor and that continued to hold such interests until the Corporate Conversion, was merged with and into us. In this prospectus, we refer to all of the transactions related to our conversion into a corporation and the merger described above as the Corporate Conversion. As a result of the Corporate Conversion, The AZEK Company Inc. succeeded to all of the property and assets of our predecessor and succeeded to all of the debts and obligations of our predecessor. The AZEK Company Inc. is governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.”

Corporate Information

Our predecessor, CPG Newco LLC (formerly known as AOT Building Products Newco LLC) was formed on August 15, 2013 in connection with the Sponsors’ acquisition of CPG International LLC. On June 11, 2020, we became a Delaware corporation and changed our name to The AZEK Company Inc. Our principal executive offices are located at 1330 W Fulton Street, Suite 350, Chicago, Illinois 60607, and our telephone number is 877-275-2935. Our website address is www.azekco.com. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

“The AZEK Company,” “AZEK,” “TimberTech,” “TimberTech EDGE,” “TimberTech PRO,” “TimberTech AZEK,” “PaintPro,” “Harvest Collection,” “Arbor Collection,” “Vintage Collection,” “ULTRALOX,” “VERSATEX,” “Vycom,” “Impression Rail Express,” “Scranton Products,” “Return Polymers,” the AZEK logo, the TimberTech logo, the ULTRALOX logo, the VERSATEX Logo, the Vycom logo, the Scranton Products logo, the Return Polymers logo and other trademarks or service marks of The AZEK Company and its direct and indirect subsidiaries appearing in this prospectus are the property of The AZEK Company. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus generally appear without the ® or ™ symbols.

The Offering

Class A common stock offered by the selling stockholders	15,000,000 shares

Class A common stock to be outstanding after this offering	154,739,238 shares

Class B common stock to be outstanding after this offering	100 shares

Total Class A common stock and Class B common stock to be outstanding after this offering	154,739,338 shares

Option to purchase additional shares of Class A common stock	The selling stockholders have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 2,250,000 additional shares of Class A common stock from the selling stockholders at the public offering price, less the underwriting discount.

Use of proceeds	The selling stockholders will receive all of the net proceeds from this offering. We will not receive any proceeds from the sale of shares in this offering. See “Use of Proceeds.”

Voting and conversion rights	Following this offering, we will continue to have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.

Each share of our Class A common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. Each share of our Class B common stock entitles its holder to one vote per share on all matters to be voted upon by stockholders, except with respect to the election, removal or replacement of directors. Shares of our Class B common stock will not entitle the holders thereof to vote with respect to the election, removal or replacement of directors. Holders of Class A common stock and Class B common stock will generally vote together as a single class on all matters other than with respect to the election, removal or replacement of directors.

Holders of our shares of Class B common stock may convert their shares of Class B common stock into shares of our Class A common stock on a one-for-one basis, in whole or in part, at any time and from time to time at their option. Additionally, each share of Class A common stock is convertible into one share of Class B common stock at any time and from time to time at the option of the holder so long as such holder holds one or more shares of Class B common stock at the time of conversion. OTPP will continue to hold all shares of our

Class B common stock outstanding immediately following this offering. See “Description of Capital Stock.”

Dividend policy	We currently do not anticipate declaring or paying any cash dividends for the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, future prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits. See “Dividend Policy.”

Risk factors	See “Risk Factors” and the other information included in and incorporated by reference into this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock. See “Incorporation of Certain Information by Reference.”

NYSE symbol	“AZEK”

All references to common stock that are not qualified by reference to a particular class refer to our Class A common stock and our Class B common stock collectively.

In addition, unless otherwise expressly stated or the context otherwise requires, the information in this prospectus assumes no exercise of the underwriters’ option to purchase 2,250,000 additional shares of our common stock from the selling stockholders.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus reflects 154,739,238 shares of Class A common stock and 100 shares of Class B common stock outstanding as of March 31, 2021 and does not give effect to or reflect the following shares as of March 31, 2021:

•

5,031,602 shares of Class A common stock issuable upon the exercise of options, with a weighted average exercise price of $23.27 per share (of such options, 2,693,580 were vested and exercisable as of March 31, 2021);

•	464,274 shares of Class A common stock issuable upon the vesting of restricted stock units; and

•	4,606,519 shares of Class A common stock available for further issuance under our 2020 Omnibus Incentive Plan after the completion of this offering.

Summary Consolidated Financial Data

The summary consolidated statements of income data and summary consolidated statements of cash flow data for fiscal years 2020, 2019 and 2018 have been derived from our Consolidated Financial Statements incorporated by reference into this prospectus. The summary consolidated statements of income data and summary consolidated statements of cash flow data for the six months ended March 31, 2021 and 2020 and the summary consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited Consolidated Financial Statements incorporated by reference into this prospectus. In the opinion of management, our unaudited Consolidated Financial Statements were prepared on the same basis as our audited Consolidated Financial Statements and include all adjustments necessary for a fair presentation of the financial information set forth in those statements.

Our historical results are not necessarily indicative of future operating results and our results for the six months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the full fiscal year or any other period. Because this table is a summary and does not provide all of the data contained in our Consolidated Financial Statements, it should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and related Notes included in our 2020 Form 10-K, our Form 10-Q for the three months ended December 31, 2020 and our Form 10-Q for the three months ended March 31, 2021, each of which is incorporated by reference into this prospectus.

(U.S. dollars in thousands, except share and per share data)	Six Months Ended March 31,		Years Ended September 30,
	2021	2020	2020	2019	2018
Consolidated Statements of Income Data:
Net sales	$505,399	$411,628	$899,259	$794,203	$681,805
Cost of sales	334,560	280,965	603,209	541,006	479,769

Gross profit	170,839	130,663	296,050	253,197	202,036
Selling, general and administrative expenses	112,926	93,166	308,275	183,572	144,688
Other general expenses	1,149	5,093	8,616	9,076	4,182
Loss (gain) on disposal of property, plant and equipment	298	28	904	1,495	791

Operating income (loss)	56,466	32,376	(21,745)	59,054	52,375
Interest expense	12,712	39,734	71,179	83,205	68,742
Loss on extinguishment of debt	—	—	37,587	—	—

Income (loss) before income taxes	43,754	(7,358)	(130,511)	(24,151)	(16,367)
Income tax expense (benefit)	10,914	(1,600)	(8,278)	(3,955)	(23,112)

Net income (loss)	$32,840	$(5,758)	$(122,233)	$(20,196)	$6,745

Net income (loss) per common share
Basic	$0.21	$(0.05)	$(1.01)	$(0.19)	$0.06
Diluted	$0.21	$(0.05)	$(1.01)	$(0.19)	$0.06

Weighted average shares used in calculating net income (loss) per share
Basic	153,366,516	108,162,741	120,775,717	108,162,741	108,162,741
Diluted	156,377,902	108,162,741	120,775,717	108,162,741	108,162,741

	Six Months Ended March 31,		Years Ended September 30,
(U.S. dollars in thousands, except share and per share data)	2021	2020	2020	2019	2018
Consolidated Statements of Cash Flow Data:
Net cash provided by (used in) operating activities	$6,955	$(68,032)	$98,361	$94,872	$67,302
Net cash provided by (used in) investing activities	(71,963)	(60,240)	(113,794)	(62,935)	(335,682)
Net cash provided by (used in) financing activities	1,313	117,023	124,498	(8,273)	248,742
Purchases of property, plant and equipment	(71,995)	(42,606)	(95,594)	(63,006)	(42,758)

Non-GAAP Financial Measures:
Adjusted Gross Profit(1)	$203,437	$161,755	$359,066	$314,858	$254,075
Adjusted Gross Profit Margin(2)	40.3%	39.3%	39.9%	39.6%	37.3%
Adjusted Net Income(3)	$62,289	$22,030	$72,632	$46,663	$44,645
Adjusted Diluted EPS(4)	$0.40	$0.20	$0.59	$0.43	$0.41
Adjusted EBITDA(5)	$119,963	$89,624	$213,513	$179,566	$150,065
Adjusted EBITDA Margin(6)	23.7%	21.8%	23.7%	22.6%	22.0%

(1)	We define Adjusted Gross Profit as gross profit before depreciation and amortization, business transformation costs and acquisition costs.
(2)	We define Adjusted Gross Profit Margin as Adjusted Gross Profit divided by net sales.
(3)

We define Adjusted Net Income as net income (loss) before amortization, stock-based compensation costs, asset impairment costs, business transformation costs, acquisition costs, initial public offering costs, capital structure transaction costs and certain other costs. In addition, Adjusted Net Income for fiscal year 2018 excludes the net benefit related to the remeasurement of our deferred tax assets and deferred tax liabilities as a result of the Tax Act.

(4)

We define Adjusted Diluted EPS as Adjusted Net Income divided by weighted average common shares outstanding—diluted, to reflect the conversion or exercise, as applicable, of all outstanding shares of restricted stock awards, restricted stock units and options to purchase shares of our common stock.

(5)

We define Adjusted EBITDA as net income (loss) before interest expense, net, income tax (benefit) expense and depreciation and amortization and by adding to or subtracting therefrom certain items of expense and income.

(6)	Adjusted EBITDA Margin is equal to Adjusted EBITDA divided by net sales.

(In thousands)	As of March 31, 2021
Consolidated Balance Sheet Data:
Cash and cash equivalents	$151,317
Working capital(1)	331,575
Total assets	1,990,401
Total current liabilities	126,205
Total long-term debt—less current portion	464,146
Total stockholders’ equity	1,349,403

(1)	Working capital represents current assets less current liabilities.

Non-GAAP Financial Measures

To supplement our Consolidated Financial Statements prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP, we use certain non-GAAP performance financial measures, as described below, to provide investors with additional useful information about our financial performance, to enhance the overall understanding of our past performance and future prospects and to allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP financial measures to assist investors in seeing our financial performance from management’s view and because we believe they provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry. Our GAAP financial results include significant expenses that may not be indicative of our ongoing operations as detailed in the tables below.

However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our Consolidated Financial Statements prepared and presented in accordance with GAAP.

	Six Months Ended March 31,		Years Ended September 30,
(U.S. dollars in thousands, except per share data)	2021	2020	2020	2019	2018
Non-GAAP Financial Measures:
Adjusted Gross Profit	$203,437	$161,755	$359,066	$314,858	$254,075
Adjusted Gross Profit Margin	40.3%	39.3%	39.9%	39.6%	37.3%
Adjusted Net Income	$62,289	$22,030	$72,632	$46,663	$44,645
Adjusted Diluted EPS	$0.40	$0.20	$0.59	$0.43	$0.41
Adjusted EBITDA	$119,963	$89,624	$213,513	$179,566	$150,065
Adjusted EBITDA Margin	23.7%	21.8%	23.7%	22.6%	22.0%

Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted Gross Profit as gross profit before depreciation and amortization, business transformation costs and acquisition costs as described below. Adjusted Gross Profit Margin is equal to Adjusted Gross Profit divided by net sales. We define Adjusted Net Income as net income (loss) before amortization, stock-based compensation costs, business transformation costs, acquisition costs, initial public offering costs, capital structure transaction costs and certain other costs as described below. We define Adjusted Diluted EPS as Adjusted Net Income divided by weighted average common shares outstanding—diluted, to reflect the conversion or exercise, as applicable, of all outstanding shares of restricted stock awards, restricted stock units and options to purchase shares of our common stock. We define Adjusted EBITDA as net income (loss) before interest expense, net, income tax (benefit) expense and depreciation and amortization and by adding to or subtracting therefrom items of expense and income as described above. Adjusted EBITDA Margin is equal to Adjusted EBITDA divided by net sales. We believe Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses that can vary from company to company depending on, among other things, its financing, capital structure and the method by which its assets were acquired, and can also vary significantly from period to period. We also add back depreciation and amortization and stock-based compensation because we do not consider them indicative of our core operating performance. We believe their exclusion facilitates comparisons of our operating performance on a period-to-period basis. Therefore, we believe that showing gross profit and net income, as adjusted to remove the impact of these expenses, is helpful to investors in assessing our gross profit and net income performance in a way that is similar to the way management assesses our performance. Additionally, EBITDA and EBITDA margin are common measures of operating performance in our industry, and we believe they facilitate operating comparisons. Our management also uses Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with other GAAP financial measures for planning purposes, including as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance. Management considers Adjusted Gross Profit and Adjusted Net Income and Adjusted Diluted EPS as useful measures because our cost of sales includes the depreciation of property, plant and equipment used in the production of products and the amortization of various intangibles related to our manufacturing processes.

Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	These measures do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	These measures do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our income tax expense or the cash requirements to pay our taxes;

•

Adjusted Gross Profit, Adjusted Net Income, Adjusted Diluted EPS and Adjusted EBITDA exclude the expense of depreciation, in the case of Adjusted Gross Profit and Adjusted EBITDA, and amortization, in each case, of our assets, and, although these are non-cash expenses, the assets being depreciated or amortized may have to be replaced in the future;

•

Adjusted Net Income, Adjusted Diluted EPS and Adjusted EBITDA exclude the expense associated with our equity compensation plan, although equity compensation has been, and will continue to be, an important part of our compensation strategy;

•

Adjusted Gross Profit, Adjusted Net Income, Adjusted Diluted EPS and Adjusted EBITDA exclude certain business transformation costs, acquisition costs and other costs, each of which can affect our current and future cash requirements; and

•

Other companies in our industry may calculate Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Net Income, Adjusted Diluted EPS, Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, none of these metrics should be considered indicative of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

The following table presents reconciliations of the most comparable financial measures calculated in accordance with GAAP to these non-GAAP financial measures for the periods indicated:

Adjusted Gross Profit and Adjusted Gross Profit Margin Reconciliation

	Six Months Ended March 31,		Years Ended September 30,
(U.S. dollars in thousands)	2021	2020	2020	2019	2018
Gross profit	$170,839	$130,663	$296,050	$253,197	$202,036
Depreciation and amortization(1)	32,598	30,538	62,276	56,398	49,611
Business transformation costs(2)	—	—	—	5,263	—
Acquisition costs(3)	—	554	665	—	2,428
Other costs(4)	—	—	75	—	—

Adjusted Gross Profit	$203,437	$161,755	$359,066	$314,858	$254,075

	Six Months Ended March 31,		Years Ended September 30,
	2021	2020	2020	2019	2018
Gross margin	33.8%	31.8%	32.9%	31.9%	29.6%
Depreciation and amortization	6.5	7.4	6.9	7.1	7.3
Business transformation costs	—	—	—	0.6	—
Acquisition costs	—	0.1	0.1	—	0.4
Other costs	—	—	—	—	—

Adjusted Gross Profit Margin	40.3%	39.3%	39.9%	39.6%	37.3%

(1)

Depreciation and amortization for the six months ended March 31, 2021 and 2020 and for fiscal years 2020, 2019 and 2018 consists of $21.6 million, $18.1 million, $37.6 million, $28.9 million and $23.0 million, respectively, of depreciation and $11.0 million, $12.4 million, $24.7 million, $27.5 million and $26.6 million, respectively, of amortization of intangible assets, comprised of intangibles relating to our manufacturing processes.

(2)	Business transformation costs reflect startup costs of our new recycling facility of $5.3 million for fiscal year 2019.
(3)	Acquisition costs reflect inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition.
(4)	Other costs include reduction in workforce costs of $0.1 million for fiscal year 2020.

Adjusted Net Income and Adjusted Diluted EPS Reconciliation

	Six Months Ended March 31,		Years Ended September 30,
(In thousands, except per share data)	2021	2020	2020	2019	2018
Net income (loss)	$32,840	$(5,758)	$(122,233)	$(20,196)	$6,745
Amortization(1)	25,183	27,737	55,144	60,226	51,372
Stock-based compensation costs(2)	8,773	1,381	120,517	3,682	3,099
Asset impairment costs(3)	—	—	—	—	920
Business transformation costs(4)	—	326	594	16,560	5,822
Acquisition costs(5)	—	1,356	1,596	4,110	7,361
Initial public offering and secondary offering costs(6)	1,149	5,093	8,616	9,076	789
Other costs(7)	2,649	464	4,154	(6,845)	1,667
Capital structure transaction costs(8)	—	—	37,587	—	367
Tax impact of adjustments(9)	(8,350)	(8,569)	(33,343)	(19,950)	(10,990)
Tax Act remeasurement(10)	—	—	—	—	(22,507)

Adjusted Net Income	$62,289	$22,030	$72,632	$46,663	$44,645

	Six Months Ended March 31,		Years Ended September 30,
	2021	2020	2020	2019	2018
Net income (loss) per common share—diluted	$0.21	$(0.05)	$(1.00)	$(0.19)	$0.06
Amortization	0.15	0.26	0.45	0.56	0.47
Stock-based compensation costs	0.06	0.01	0.99	0.04	0.03
Asset impairment costs	—	—	—	—	0.01
Business transformation costs	—	—	—	0.15	0.05
Acquisition costs	—	—	0.01	0.04	0.07
Initial public offering and secondary offering costs	0.01	0.06	0.07	0.08	0.01
Other costs	0.02	—	0.03	(0.06)	0.02
Capital structure transaction costs	—	—	0.31	—	—
Tax impact of adjustments	(0.05)	(0.08)	(0.27)	(0.19)	(0.10)
Tax Act remeasurement	—	—	—	—	(0.21)

Adjusted Diluted EPS(11)	$0.40	$0.20	$0.59	$0.43	$0.41

(1)	Effective as of September 30, 2020, we revised the definition of Adjusted Net Income to remove depreciation expense. The prior periods have been recast to reflect the change.
(2)

Stock-based compensation costs for the six months ended March 31, 2021 reflect expenses related to our initial public offering. Expenses related to our recurring awards granted each fiscal year are excluded from the Adjusted Net Income reconciliation.

(3)	Asset impairment costs reflect tangible and intangible asset impairment costs of $0.9 million for fiscal year 2018.
(4)

Business transformation costs reflect consulting and other costs related to repositioning of our brands of $0.0 million, $4.3 million and $0.0 million for fiscal years 2020, 2019 and 2018, respectively, compensation and other costs related to the transformation of the senior management team of $0.3 million for the six months ended March 31, 2020 and $0.6 million, $2.3 million and $0.2 million for fiscal years 2020, 2019 and 2018, respectively, costs related to the relocation of our corporate headquarters of $2.0 million for fiscal year 2019, start-up costs of our new recycling facility of $5.3 million for fiscal year 2019, and other integration-related costs of $2.7 million and $5.6 million for fiscal years 2019 and 2018, respectively.

(5)

Acquisition costs reflect costs directly related to completed acquisitions of $0.8 million for the six months ended March 31, 2020 and $0.9 million, $4.1 million and $4.9 million for fiscal years 2020, 2019 and 2018, respectively, and inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition of $0.6 million, $0.7 million, $0.0 million and $2.4 million for the six months ended March 31, 2020 fiscal years 2020, 2019 and 2018, respectively.

(6)	Initial public offering and secondary offering costs includes $1.4 million in fees and expenses related to the secondary offering of our Class A common stock in fiscal year 2020.

(7)

Other costs reflect costs for legal expenses of $1.0 million for the six months ended March 31, 2021 and $0.9 million, $0.9 million and $1.5 million for fiscal years 2020, 2019 and 2018, respectively, reduction in workforce costs of $0.4 million for fiscal year 2020, other miscellaneous adjustments of $0.2 million for fiscal year 2018, income from an insurance recovery of legal loss of $7.7 million for fiscal year 2019, and costs related to an incentive plan and other ancillary expenses associated with the initial public offering of $1.7 million and $0.5 million for the six months ended March 31, 2021 and 2020, respectively, and $2.9 million for fiscal year 2020.

(8)

Capital structure transaction costs include loss on extinguishment of debt of $1.9 million for the 2021 Senior Notes and $35.7 million for the 2025 Senior Notes for fiscal year 2020, and debt related issuance costs of $0.4 million for fiscal year 2018.

(9)

Tax impact of adjustments is based on applying a combined U.S. federal and state statutory tax rate of 24.5% for each of the six months ended March 31, 2021 and 2020 and 24.5%, 24.0% and 24.0% for fiscal years 2020, 2019 and 2018, respectively.

(10)	Tax Act remeasurement is a one-time tax benefit of $22.5 million as a result of the remeasurement of certain deferred taxes due to the enactment of the Tax Act.
(11)

Weighted average common shares outstanding used in computing diluted net income (loss) per common share is 156,377,902 shares for the six months ended March 31, 2021, 122,128,515 shares for fiscal year 2020, and 108,162,741 shares for the six months ended March 31, 2020 and for fiscal years 2019 and 2018.

Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation

	Six Months Ended March 31,		Years Ended September 30,
(U.S. dollars in thousands)	2021	2020	2020	2019	2018
Net income (loss)	$32,840	$(5,758)	$(122,233)	$(20,196)	$6,745
Interest expense	12,712	39,734	71,179	83,205	68,742
Depreciation and amortization	49,518	48,628	99,781	93,929	77,665
Tax expense (benefit)	10,914	(1,600)	(8,278)	(3,955)	(23,112)
Stock-based compensation costs	10,136	1,381	120,517	3,682	3,099
Asset impairment costs(1)	—	—	—	—	920
Business transformation costs(2)	—	326	594	16,560	5,822
Acquisition costs(3)	—	1,356	1,596	4,110	7,361
Initial public offering and secondary offering costs(4)	1,149	5,093	8,616	9,076	789
Other costs(5)	2,694	464	4,154	(6,845)	1,667
Capital structure transaction costs(6)	—	—	37,587	—	367

Total adjustments	87,123	95,382	335,746	199,762	143,320

Adjusted EBITDA	$119,963	$89,624	$213,513	$179,566	$150,065

	Six Months Ended March 31,		Years Ended September 30,
	2021	2020	2020	2019	2018
Net margin	6.5%	(1.4)%	(13.6)%	(2.5)%	1.0%
Interest expense	2.5	9.7	7.9	10.5	10.1
Depreciation and amortization	9.8	11.9	11.1	11.8	11.4
Tax expense (benefit)	2.2	(0.4)	(0.9)	(0.5)	(3.4)
Stock-based compensation costs	2.0	0.3	13.4	0.5	0.4
Asset impairment costs	—	—	—	—	0.1
Business transformation costs	—	0.1	0.1	2.1	0.9
Acquisition costs	—	0.3	0.2	0.5	1.1
Initial public offering and secondary offering costs	0.2	1.2	0.9	1.1	0.1
Other costs	0.5	0.0	0.4	(0.9)	0.2
Capital structure transaction costs	—	—	4.2	—	0.1

Total adjustments	17.2	23.2	37.3	25.1	21.0

Adjusted EBITDA Margin	23.7%	21.8%	23.7%	22.6%	22.0%

(1)	Asset impairment costs reflect tangible and intangible asset impairment costs of $0.9 million for fiscal year 2018.
(2)

Business transformation costs reflect consulting and other costs related to repositioning of our brands of $0.0 million, $4.3 million and $0.0 million for fiscal years 2020, 2019 and 2018, respectively, compensation costs related to the transformation of the senior management team of $0.3 million for the six months ended March 31, 2020 and $0.6 million, $2.3 million and $0.2 million for fiscal years 2020, 2019 and 2018, respectively, costs related to the relocation of our corporate headquarters of $2.0 million for fiscal year 2019, start-up costs of our new recycling facility of $5.3 million for fiscal year 2019, and other integration-related costs of $2.7 million and $5.6 million for the fiscal years 2019 and 2018, respectively.

(3)

Acquisition costs reflect costs directly related to completed acquisitions of $0.8 million for the six months ended March 31, 2020 and $0.9 million, $4.1 million and $4.9 million for fiscal years 2020, 2019 and 2018, respectively, and inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition of $0.6 million for the six months ended March 31, 2021 and $0.7 million, $0.0 million and $2.4 million for fiscal years 2020, 2019 and 2018, respectively.

(4)	Initial public offering costs includes $1.4 million in fees related to the Secondary offering of our Class A common stock completed in fiscal year 2020.
(5)

Other costs reflect costs for legal expenses of $1.0 million for the six months ended March 31, 2021 and $0.9 million, $0.9 million and $1.5 million for fiscal years 2020, 2019 and 2018, respectively, reduction in workforce costs of $0.4 million for fiscal year 2020, other miscellaneous adjustments of $0.2 million for fiscal year 2018, income from an insurance recovery of legal loss of $7.7 million for fiscal year 2019, and costs related to an incentive plan and other ancillary expenses associated with the initial public offering of $1.7 million and $0.5 million for the six months ended March 31, 2021 and 2020, respectively, and $2.9 million for fiscal year 2020.

(6)

Capital structure transaction costs include loss on extinguishment of debt of $1.9 million for the 2021 Senior Notes and $35.7 million for the 2025 Senior Notes for fiscal year 2020, and debt related issuance costs of $0.4 million for fiscal year 2018.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in or incorporated by reference into this prospectus, including in our 2020 Annual Report on Form 10-K filed with the SEC on December 4, 2020, as amended on February 3, 2021, or our 2020 Form 10-K, our Form 10-Q for the three months ended December 31, 2020 and our Form 10-Q for the three months ended March 31, 2021, before making an investment decision. The effects of the COVID-19 pandemic may also have the effect of significantly heightening many of the risks associated with our business and an investment in our Class A common stock. The occurrence of any of such risks, or additional risks not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, results of operations and prospects. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment. Please refer to Item 1A. of Part I “Risk Factors” in the 2020 Form 10-K and Item 1A. of Part II of our Form 10-Q for the three months ended December 31, 2020 and of our Form 10-Q for the three months ended March 31, 2021, each of which is incorporated herein by reference, for a discussion of some of the factors that have affected our business, financial condition and results of operations in the past and which could affect us in the future.

Risks Relating to Ownership of Our Class A Common Stock

Future sales of our Class A common stock and other actions by our existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees, who are currently restricted from selling shares of our Class A common stock into the public markets, sell or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after the lock up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our Class A common stock could decline. Upon the completion of this offering, we will have outstanding a total of 154,739,238 shares of Class A common stock and 100 shares of Class B common stock. Of these shares, only the shares of Class A common stock sold in this offering and in our prior offerings will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by persons who are not our “affiliates” as defined in Rule 144 under the Securities Act and who have complied with the holding period requirements of Rule 144 under the Securities Act.

In connection with this offering, we, the selling stockholders and our directors and officers have agreed or will agree with the underwriters that, until 60 days after the date of this prospectus, we and they will not, without the prior written consent of Barclays Capital Inc. and BofA Securities Inc. on behalf of the underwriters, offer, sell or transfer any of our shares of common stock or securities convertible into or exchangeable for our common stock, subject to certain exceptions. When the lock-up period in these agreements expires, we and our stockholders subject to such lock-ups will be able to sell shares in the public market. In addition, Barclays Capital Inc. and BofA Securities, Inc., as representatives of the underwriters, may release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. Sales of a substantial number of such shares, or the perception that such sales may occur, upon the expiration or early release of the securities subject to the lock-up agreements could cause the price of our Class A common stock to decline or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. In addition, the Sponsors have demand and “piggy-back” registration rights with respect to our common stock, which give them the right to require us to file registration statements for public resale of the shares of our common stock that they own or to include such shares in registration statements that we may file for us or other stockholders. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future, including our common stock held by the Sponsors.

Risks Relating to Our Organizational Structure

The Sponsors will continue to hold a substantial portion of our outstanding common stock following this offering, and the Sponsors’ interests may conflict with our interests and the interests of other stockholders.

Subject to certain exceptions, for so long as either Sponsor owns at least 5% of the outstanding shares of our common stock, the Sponsors will have the right to designate that number of individuals to be included in the slate of nominees for election to our board of directors (rounded up to the nearest whole number or, if such rounding would cause the Sponsors to have the right to elect a majority of our board of directors, rounded to the nearest whole number) that is the same percentage of the total number of directors comprising our board as the collective percentage of common stock owned by the Sponsors. Because our board of directors is divided into three staggered classes, the Sponsors may be able to influence or control our affairs and policies even if they do not own a majority of our outstanding Class A common stock during the period in which the Sponsors’ nominees finish their terms as members of our board, but in any event no longer than would be permitted under applicable law and the NYSE listing requirements.

In addition, the stockholders agreement, or the Stockholders Agreement, entered into by us and the Sponsors prior to the IPO provides that, for so long as the Sponsors collectively own at least 30% of the outstanding shares of our common stock, certain significant corporate actions require the prior written consent of each of the Sponsors, subject to certain exceptions. After giving effect to this offering, the Sponsors will collectively own less than 30% of the outstanding shares of our common stock and, accordingly, these consent requirements will no longer apply. If either Sponsor owns less than 10% of the outstanding shares of our common stock, such action will not be subject to the approval of such Sponsor and the shares of common stock owned by such Sponsor will be excluded in calculating the 30% threshold.

These actions include:

•

merging or consolidating with or into any other entity, or transferring all or substantially all of our assets, taken as a whole, to another entity, or undertaking any transaction that would constitute a “Change of Control” as defined in our debt agreements;

•	acquiring or disposing of assets, in a single transaction or a series of related transactions, or entering into joint ventures, in each case with a value in excess of $75.0 million;

•	incurring indebtedness in a single transaction or a series of related transactions in an aggregate principal amount in excess of $100.0 million;

•	issuing our or our subsidiaries’ equity other than pursuant to an equity compensation plan approved by our stockholders or a majority of the directors designated by the Sponsors;

•	terminating the employment of our Chief Executive Officer or hiring or designating a new Chief Executive Officer;

•

entering into any transactions, agreements, arrangements or payments with either of the Sponsors or any other person who owns greater than or equal to 10% of our common stock then outstanding that are material or involve aggregate payments or receipts in excess of $500,000;

•	amending, modifying or waiving any provision of our organizational documents in a manner that adversely affects the Sponsors;

•	commencing any liquidation, dissolution or voluntary bankruptcy, administration, recapitalization or reorganization;

•	increasing or decreasing the size of our board of directors; and

•	entering into of any agreement to do any of the foregoing.

The interests of the Sponsors and their affiliates, including funds affiliated with the Sponsors, could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by the Sponsors could delay, defer or prevent a change in control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us. Additionally, the Sponsors and their affiliates are in the business of making investments in companies and may, from time to time, acquire and hold interests in or provide advice to businesses that compete directly or indirectly with us, or are suppliers or customers of ours. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor. So long as the Sponsors continue to directly or indirectly own a significant amount of our equity, the Sponsors will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference into this prospectus, contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other federal securities laws. Many statements included in or incorporated by reference into this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would” or the negative of these terms or other comparable terminology. In particular, statements about potential new products and product innovation, statements regarding the potential impact of the COVID-19 pandemic, statements about the markets in which we operate, including growth of our various markets and growth in the use of engineered products, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in or incorporated by reference into this prospectus are forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our market opportunity and the potential growth of that market;

•	our strategy, outcomes and growth prospects;

•	trends in our industry and markets; and

•	the competitive environment in which we operate.

Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	the fact that the COVID-19 public health pandemic is adversely affecting, and is expected to continue to adversely affect, certain aspects of our business;

•

demand for our products is significantly influenced by general economic conditions and trends in consumer spending on outdoor living and home exteriors, and adverse trends in, among other things, the health of the economy, repair and remodel and new construction activity, industrial production and institutional funding constraints;

•	risks associated with us competing against other manufacturers of (i) engineered and composite products; and (ii) products made from wood, metal and other traditional materials;

•	the seasonal nature of certain of our products and the impact that changes in weather conditions and product mix may have on our sales;

•	our ability to develop new and improved products and effectively manage the introduction of new products;

•	our ability to effectively manage changes in our manufacturing process resulting from cost savings and integration initiatives and the introduction of new products;

•	risks related to our ability to accurately predict demand for our products and risks related to our ability to maintain our relationships with key distributors or other customers;

•	risks related to shortages or disruptions in supply, price increases or deviations in the quality of raw materials;

•	our ability to retain management and attract new talent;

•	risks related to acquisitions or joint ventures we may pursue;

•	our ability to maintain product quality and product performance at an acceptable cost, and potential exposures resulting from our product warranties;

•	our ability to ensure that our products comply with local building codes and ordinances;

•	risks arising from the material weaknesses we have identified in our internal control over financial reporting and any failure to remediate these material weaknesses;

•	our ability to maintain an effective system of internal controls and produce timely and accurate financial statements or comply with applicable regulations;

•	our ability to protect our intellectual property rights;

•	risk of disruption or failure of our information technology systems or failure to successfully implement new technology effectively;

•	cybersecurity risks and risks arising from new regulations governing information security and privacy;

•	the increased expenses associated with being a public company;

•	risks associated with our substantial indebtedness and debt service;

•	our reliance on dividends, distributions and other payments from our subsidiaries to meet our obligations;

•

the fact that the Sponsors will continue to hold a substantial portion of our outstanding common stock following this offering, and that the Sponsors’ interests may conflict with our interests and those of other stockholders;

•	certain provisions in our certificate of incorporation and our bylaws that may delay or prevent a change of control; and

•	other risks and uncertainties, including those described under “Risk Factors” and those incorporated herein by reference.

We have based the forward-looking statements contained in or incorporated by reference into this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described under “Risk Factors” and elsewhere in or incorporated by reference into this prospectus. These risks are not exhaustive. Other sections of this prospectus and other information incorporated by reference into this prospectus include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in or incorporated by reference into this prospectus. We cannot be sure that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in, or implied by, the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe that information forms a reasonable basis for such statements, that information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

MARKET AND INDUSTRY DATA

We obtained the industry and market and competitive position data used in and incorporated by reference into this prospectus from our own internal estimates and research, as well as from industry and general publications. Internal estimates are derived from information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on that information and our knowledge of our industry and market, which we believe to be reasonable. Certain industry and market data and forecasts in this prospectus are based on the independent research of Principia and Freedonia. In addition, while we believe the industry and market data included in and incorporated by reference into this prospectus were based on reasonable assumptions when prepared, the industry and market data involve risks and uncertainties and are subject to change based on various factors. The COVID-19 pandemic may materially affect the growth of various of the markets discussed in this prospectus, and we cannot predict the extent to which these estimates will be affected. These and other factors could cause results to differ materially from those expressed in, or implied by, the estimates made by independent parties and by us. Furthermore, we cannot assure you that a third party using different methods to assemble, analyze or compute industry and market data would obtain the same results.

Information based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which data is derived.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from this offering.

We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. We will, however, bear the costs associated with the sale of shares by the selling stockholders, other than the underwriting discounts and commissions. For more information, see “Principal and Selling Stockholders” and “Underwriting.”

DIVIDEND POLICY

We did not declare any dividends in fiscal years 2020, 2019 and 2018, and we currently do not anticipate paying any cash dividends after this offering and for the foreseeable future. Instead, we anticipate that all of our earnings on our common stock in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us, including under the agreements governing our existing and any future indebtedness.

CAPITALIZATION

The following table describes our cash, cash equivalents and available-for-sale securities and capitalization as of March 31, 2021.

You should read the following information together with the information contained under the heading “Prospectus Summary—The Offering” in this prospectus and under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our Consolidated Financial Statements and the related Notes, each of which is included in our Form 10-Q for the three months ended March 31, 2021 and is incorporated by reference into this prospectus.

(In thousands, except share and per share data)	As of March 31, 2021
Cash and Cash Equivalents	$151,317

Total Debt:
Revolving Credit Facility	$—
Term Loan Agreement	467,280

Total debt	$467,280

Stockholders’ Equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized and no shares issued and outstanding	—
Class A common stock, $0.001 par value; 1,100,000,000 shares authorized, 154,739,238 shares issued and outstanding	155
Class B common stock, $0.001 par value; 100,000,000 shares authorized, 100 shares issued and outstanding	—
Additional paid-in capital	1,599,883
Accumulated deficit	(250,635)

Total stockholders’ equity	1,349,403

Total Capitalization	$1,816,683

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock (i) as of April 30, 2021 and (ii) immediately following this offering, in each case, by the following individuals or groups:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our Class A common stock or Class B common stock; and

•	each selling stockholder.

The percentage ownership information shown in the table both prior to this offering and after this offering (both assuming no exercise of the underwriters’ option to purchase additional shares and assuming full exercise of such option) is based upon 154,739,238 shares of Class A common stock and 100 shares of Class B common stock outstanding as of April 30, 2021.

The beneficial ownership information presented below includes, for each beneficial owner, (i) shares of Class A common stock and Class B common stock beneficially owned (including restricted shares of Class A common stock) and (ii) shares issuable upon exercise of options to purchase shares of Class A common stock, shares of Class A common stock issuable upon the settlement of DSUs and shares of Class A common stock subject to RSUs, in each case that are vested or will vest within 60 days of April 30, 2021. The beneficial ownership information presented below does not include shares issuable upon the exercise of options to purchase shares of Class A common stock, shares of Class A common stock issuable upon the settlement of DSUs or shares of Class A common stock subject to RSUs, in each case that will vest outside of such 60-day period. Shares subject to options, shares issuable upon the settlement of DSUs and shares subject to RSUs, in each case that are vested or will vest within 60 days of April 30, 2021, are deemed outstanding for purposes of calculating the percentage ownership of the person holding such options, DSUs or RSUs, but they are not deemed outstanding for purposes of calculating the percentage ownership of any other person.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o The AZEK Company, 1330 W Fulton Street, Suite #350, Chicago, IL 60607.

	Shares Beneficially Owned Prior to this Offering					Class A Shares to be Sold in this Offering				Shares Beneficially Owned Following this Offering					Shares Beneficially Owned Following this Offering
	Class A		Class B		% of Total Voting Power(13)	If Underwriters’ Option is Not Exercised in Full		If Underwriters’ Option is Exercised in Full		If Underwriters’ Option is Not Exercised in Full					If Underwriters’ Option is Exercised in Full
										Class A		Class B		% of Total Voting Power(13)	Class A		Class B		% of Total Voting Power(13)
Name of Beneficial Owner	Shares	%	Shares	%		Shares	%	Shares	%	Shares	%	Shares	%		Shares	%	Shares	%
Directors(7):
Gary Hendrickson(1)	453,700	*	—	*	*	—	*	—	*	453,700	*	—	*	*	453,700	*	—	*	*
Sallie B. Bailey(2)	82,811	*	—	*	*	—	*	—	*	82,811	*	—	*	*	82,811	*	—	*	*
Fumbi Chima(3)	1,463	*	—	*	*	—	*	—	*	1,463	*	—	*	*	1,463	*	—	*	*
Howard Heckes(4)	1,377	*	—	*	*	—	*	—	*	1,377	*	—	*	*	1,377	*	—	*	*
Russell Hammond	—	*	—	*	*	—	*	—	*	—	*	—	*	*	—	*	—	*	*
Brian Klos	—	*	—	*	*	—	*	—	*	—	*	—	*	*	—	*	—	*	*
Ashfaq Qadri	—	*	—	*	*	—	*	—	*	—	*	—	*	*	—	*	—	*	*
Bennett Rosenthal	—	*	—	*	*	—	*	—	*	—	*	—	*	*	—	*	—	*	*
Brian Spaly(5)	47,246	*	—	*	*	—	*	—	*	47,246	*	—	*	*	47,246	*	—	*	*
Blake Sumler	—	*	—	*	*	—	*	—	*	—	*	—	*	*	—	*	—	*	*
Named Executive Officers:
Jesse Singh(6)	3,073,812	2.0%	—	*	2.0%	—	*	—	*	3,073,812	2.0%	—	*	2.0%	3,073,812	2.0%	—	*	2.0%
Ralph Nicoletti(7)	610,419	*	—	*	*	—	*	—	*	610,419	*	—	*	*	610,419	*	—	*	*
Jose Ochoa(8)	747,935	*	—	*	*	—	*	—	*	747,935	*	—	*	*	747,935	*	—	*	*
Directors and executive officers as a group(9)	6,580,117	4.2%	—	*	4.2%	—	*	—	*	6,580,117	4.2%	—	*	4.2%	6,580,117	4.2%	—	*	4.2%
5% or Greater Stockholders:
Ares Corporate Opportunities Fund IV, L.P.(10)(11)	27,721,090	17.9%	—	*	17.9%	7,500,000	50%	8,625,000	50%	20,221,090	13.1%	—	*	13.1%	19,096,090	12.3%	—	*	12.3%
Ontario Teachers’ Pension Plan Board(10)(12)	27,720,990	17.9%	100	100%	17.9%	7,500,000	50%	8,625,000	50%	20,220,990	13.1%	100	100%	13.1%	19,095,990	12.3%	100	100%	12.3%

*	Represents beneficial ownership of less than 1%.
(1)

Includes 155,241 shares of Class A common stock subject to options exercisable within 60 days of April 30, 2021 and 3,683 shares of Class A common stock subject to RSUs that will vest within 60 days of April 30, 2021.

(2)

Includes 21,182 shares of Class A common stock subject to options exercisable within 60 days of April 30, 2021 and 3,683 shares of Class A common stock subject to RSUs that will vest within 60 days of April 30, 2021.

(3)	Includes 86 shares of Class A common stock subject to vested DSUs and 1,377 shares of Class A common stock subject to RSUs that will vest within 60 days of April 30, 2021.
(4)	Reflects 1,377 shares of Class A common stock subject to RSUs that will vest within 60 days of April 30, 2021.
(5)	Includes 2,246 shares of Class A common stock subject to RSUs that will vest within 60 days of April 30, 2021.
(6)

Includes 836,690 shares of Class A common stock subject to options exercisable within 60 days of April 30, 2021. Includes 300,000 shares held by Mr. Singh as grantor-trustee of the Jesse Singh 2020 Trust and 236,705 shares held by Mr. Singh’s spouse, Linda Singh, as trustee of The Jesse Singh 2016 Irrevocable Trust.

(7)	Includes 251,544 shares of Class A common stock subject to options exercisable within 60 days of April 30, 2021.
(8)	Includes 173,913 shares of Class A common stock subject to options exercisable within 60 days of April 30, 2021.
(9)

Includes 1,981,976 shares of Class A common stock subject to options exercisable within 60 days of April 30, 2021, 86 shares of Class A common stock subject to vested DSUs and 12,366 shares of Class A common stock subject to RSUs that will vest within 60 days of April 30, 2021.

(10)

As discussed in “Related Person Transactions” contained in our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 1, 2021, and incorporated herein by reference, the Sponsors have entered into the Stockholders Agreement with us, pursuant to which the Sponsors agree to vote their shares of Class A common stock in favor of the election of the nominees of the Sponsors to our board of directors.

(11)

Reflects shares owned by Ares Corporate Opportunities Fund IV, L.P., or Ares IV. The manager of Ares IV is ACOF Operating Manager IV, LLC, and the sole member of ACOF Operating Manager IV, LLC is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings L.P., and the general partner of Ares Management Holdings L.P. is Ares Holdco LLC. The sole member of Ares Holdco LLC is Ares Management Corporation. Ares Management Corporation is indirectly controlled by Ares Partners Holdco LLC. We refer to all of the foregoing entities collectively as the Ares Entities. Ares Partners Holdco LLC is managed by a board of managers, which is composed of Michael Arougheti, Ryan Berry, R. Kipp deVeer, David Kaplan, Michael McFerran, Antony Ressler and Bennett Rosenthal. Mr. Ressler generally has veto authority over decisions by the board of managers of Ares Partners Holdco LLC. Each of the members of the board of managers expressly disclaims beneficial ownership of our shares of stock owned by Ares IV. Each of the Ares Entities (other than Ares IV, with respect to the securities owned by it) and the equity holders, partners, members and managers of the Ares Entities and the executive committee of Ares Partners expressly disclaims beneficial ownership of these shares. The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(12)

Blake Sumler and Ashfaq Qadri may be deemed to have the power to dispose of the shares held by OTPP because of a delegation of authority from the board of directors of OTPP, and each expressly disclaims beneficial ownership of such shares. As the owner of Class B common stock, OTPP may, at any time, elect to convert shares of Class B common stock into an equal number of shares of Class A common stock, or convert shares of Class A common stock into an equal number of shares of Class B common stock. The table above does not reflect (i) shares of Class B common stock issuable upon conversion of Class A common stock or (ii) shares of Class A common stock issuable upon conversion of Class B common stock. The address of Ontario Teachers’ Pension Plan Board is 5650 Yonge Street, Toronto, Ontario M2M 4H5.

(13)

Represents percentage of total voting power reflecting (i) all shares of Class A common stock held by such holder and (ii) shares of Class A common stock issuable upon conversion of all shares of Class B common stock held by such holder.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of our capital stock, certain provisions of our certificate of incorporation and bylaws and certain provisions of Delaware law. Please note that these summaries are not intended to be exhaustive. For further information, you should also refer to the full versions of our certificate of incorporation and our bylaws.

General

Our certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. In addition, our certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 1,201,000,000 shares, all with a par value of $0.001 per share, of which 1,100,000,000 shares are designated as Class A common stock, 100,000,000 shares are designated as Class B common stock and 1,000,000 shares are designated as preferred stock.

As of March 31, 2021, there were 154,739,238 shares of our Class A common stock outstanding, and there were 100 shares of our Class B common stock outstanding. Following this offering, there will be 154,739,238 shares of our Class A common stock and 100 shares of our Class B common stock outstanding. No shares of our preferred stock are designated, issued or outstanding. As of May 10, 2021, the outstanding shares of our Class A common stock were held of record by approximately 35,146 stockholders, and the outstanding shares of our Class B common stock were held of record by one stockholder, OTPP.

Common Stock

Voting Rights

Each share of our Class A common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. Each share of our Class B common stock entitles its holder to one vote per share on all matters to be voted upon by stockholders, except with respect to the election, removal or replacement of directors. Shares of our Class B common stock do not entitle the holders thereof to vote with respect to the election, removal or replacement of directors. There is no cumulative voting, which means that a holder or group of holders of more than 50% of the shares of our Class A common stock can elect all of our directors. For a description of the Stockholders Agreement, see “Related Person Transactions” contained in our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 1, 2021, and incorporated herein by reference.

Dividend Rights

The holders of our Class A common stock and Class B common stock are entitled to receive, and will share ratably in, dividends when and as declared by our board of directors from legally available sources, subject to the prior rights of the holders of our preferred stock, if any. See “Dividend Policy.”

Conversion Rights

Holders of our shares of Class B common stock may convert their shares of Class B common stock into shares of our Class A common stock on a one-for-one basis, in whole or in part, at any time and from time to time at their option. Additionally, each share of Class A common stock is convertible into one share of Class B common stock at any time and from time to time at the option of the holder so long as such holder holds one or more shares of Class B common stock at the time of conversion. OTPP will hold all shares of our Class B common stock outstanding immediately following this offering.

Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights. The rights of the holders of our Class A common stock and Class B common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that our board of directors may designate and issue in the future.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of claims of creditors.

Preferred Stock

Our board of directors is authorized to issue up to 1,000,000 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof, in each case without further action by our stockholders. Subject to the terms of any series of preferred stock so designated, our board of directors is also authorized to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock in the foreseeable future.

Anti-Takeover Provisions

Below are brief summaries of various anti-takeover provisions contained primarily in our organizational documents. We believe the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Anti-Takeover Statute

Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

However, our certificate of incorporation includes a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. These restrictions do not apply to any business combination involving our Sponsors or any affiliate of either of our Sponsors or their respective direct and indirect transferees, on the one hand, and us, on the other.

Additionally, we would be able to enter into a business combination with an interested stockholder if:

•

before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Under our certificate of incorporation, an “interested stockholder” generally does not include our Sponsors or any affiliate of either of our Sponsors or their respective direct and indirect transferees.

This provision of our certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

Undesignated Preferred Stock

As discussed above, subject to the terms of the Stockholders Agreement, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management.

Action by Written Consent; Special Meetings of Stockholders

Our certificate of incorporation provides that, from and after the Trigger Date, our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. The Trigger Date has occurred, and, therefore, a holder controlling a majority of our common stock will not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. In addition, our certificate of incorporation provides that, from and after the Trigger Date, special meetings of the stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer or our board of directors. Following the Trigger Date, stockholders may not call a special meeting of stockholders, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our common stock to take any action, including the removal of directors.

Advance Notice Procedures

Our bylaws establish advance notice procedures with respect to stockholder proposals and stockholder nomination of candidates for election as directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Board Classification

Our certificate of incorporation provides for a board of directors comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors without cause could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Removal of Directors; Vacancies

Because the Trigger Date has occurred, directors may only be removed for cause by the affirmative vote of at least two-thirds of the voting power of our outstanding Class A common stock. Except in the case of a vacancy arising with respect to a director designated by one of the Sponsors where such Sponsor continues to have a right of designation pursuant to the Stockholders Agreement, our board of directors has the sole power to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

No Cumulative Voting

Because our stockholders will not have cumulative voting rights, stockholders holding a majority of the voting power of the Class A common stock outstanding will be able to elect all of our directors. The absence of cumulative voting makes it more difficult for a minority stockholder to nominate and elect a director to our board of directors in order to influence our board of directors’ decision regarding a takeover or otherwise.

Amendment of Charter and Bylaw Provisions

Subject to the terms of the Stockholders Agreement and because the Trigger Date has occurred, the amendment of certain of the provisions of our certificate of incorporation described in this prospectus will require approval by holders of at least two-thirds of the voting power of our outstanding common stock. Subject to the terms of the Stockholders Agreement, our certificate of incorporation provides that our board of directors may from time to time adopt, amend, alter or repeal our bylaws without stockholder approval. Subject to the terms of the Stockholders Agreement, the stockholders may adopt, amend, alter or repeal our bylaws by the affirmative vote of a majority of the voting power of our outstanding common stock (other than certain specified bylaws which, following the Trigger Date, requires the affirmative vote of two-thirds of our outstanding common stock).

In addition, the Stockholders Agreement provides that, for so long as the Sponsors collectively own at least 30% of the outstanding shares of our common stock, certain significant corporate actions will require the prior written consent of each of the Sponsors, subject to certain exceptions. If either Sponsor owns less than 5% of the outstanding shares of our common stock, such action will not be subject to the approval of such Sponsor and the shares of common stock owned by such Sponsor will be excluded in calculating the 30% threshold. See “Related Person Transactions” contained in our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 1, 2021, and incorporated herein by reference.

The combination of these provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for another party to effect a change in management.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management.

Corporate Opportunity

Section 122(17) of the DGCL permits a corporation to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director, or other affiliate of the Sponsors will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to a Sponsor, as applicable, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to such Sponsor, as applicable. This provision may not be modified without the written consent of the Sponsors until such time as neither Ares nor OTPP owns any of our outstanding shares of common stock.

Choice of Forum

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director or officer or other employee to us or our stockholders; (iii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws (as they may be amended from time to time); (iv) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine; (v) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws (including any right, obligation or remedy under our certificate of incorporation or our bylaws); and (vi) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. These provisions provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive-forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the forum provisions in our certificate of incorporation. However, it is possible that a court could find our forum selection provisions to be inapplicable or unenforceable.

Limitations of Liability, Indemnification and Advancement

Our certificate of incorporation and bylaws provide that we will indemnify and advance expenses to our directors and officers, and may indemnify and advance expenses to our employees and other agents, to the fullest extent permitted by Delaware law, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our certificate of incorporation and bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification and advancement of expenses required in our certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of, and the advancement of expenses to, such persons for all reasonable expenses and liabilities, including attorneys’ fees, judgments, fines and settlement amounts, incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification or advancement by any director or officer.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and Class B common stock is Equiniti Trust Company. The transfer agent’s address is 1110 Centre Point Curve, Suite 101, Mendota Heights, MN 55120-4101, and its telephone number is 1-800-689-8788.

Listing

Our Class A common stock is listed on the NYSE under the symbol “AZEK”.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of Class A common stock in the public market, the availability of shares for future sale or the perception that such sales may occur, could adversely affect the market price of our Class A common stock and/or impair our ability to raise equity capital.

As of March 31, 2021, 154,739,238 shares of our Class A common stock and 100 shares of our Class B common stock were outstanding.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as defined in Rule 144 under the Securities Act, or Rule 144. The outstanding shares of our common stock held by existing stockholders are “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rule 144 or Rule 701 under the Securities Act, or Rule 701.

As a result of lock-up agreements described below and the provisions of Rules 144 and 701, shares of our common stock will be available for sale in the public market as follows:

•

110,498,822 shares of our Class A common stock will be eligible for immediate sale upon the completion of this offering (subject to any applicable vesting conditions in the case of restricted shares of our common stock);

•

301,885 shares of our Class A common stock held by directors and executive officers will be eligible for sale commencing at the opening of trading on the sixth business day after the pricing of this offering (subject to any applicable vesting conditions in the case of shares issuable upon exercise of options or restricted shares of our common stock). See “Underwriting—Lock-Up Agreements”; and

•

154,739,238 shares of Class A common stock and 100 shares of our Class B common stock, upon conversion into shares of Class A common stock, will be eligible for sale upon expiration of the lock-up agreements in connection with this offering, as described below, beginning 60 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rules 144 and 701.

We may issue shares of our capital stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of stock options and warrants, vesting of RSUs and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our capital stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of ours who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale would be subject to the restrictions described above. Sales of restricted or unrestricted shares of our common stock by affiliates are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 1.5 million shares immediately following the completion of this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the holding period, notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701, subject to the expiration of the lock-up agreements described below.

Lock-Up Agreements

We, the selling stockholders and our directors and officers have agreed or will agree with the underwriters that, until 60 days after the date of this prospectus, we and they will not, without the prior written consent of Barclays Capital Inc. and BofA Securities, Inc. on behalf of the underwriters, offer, sell or transfer any of our shares of common stock or securities convertible into or exchangeable for our common stock, subject to certain exceptions. See “Underwriting—Lock-Up Agreements.”

The agreements do not contain any pre-established conditions to the waiver by Barclays Capital Inc. and BofA Securities, Inc. on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the Class A common stock, the liquidity of the trading market for the Class A common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

Registration Rights

Under the Registration Rights Agreement, subject to certain conditions, the Sponsors each have up to four “demand” registrations and unlimited demand registrations at any time we are eligible to register shares on Form S-3. The Sponsors and certain members of our management also have customary “piggy-back” registration rights. The Registration Rights Agreement also provides that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act. Following completion of this offering, the shares covered by such registration rights would represent approximately 30% of our outstanding common stock (or approximately 29% of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full). These shares also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

MATERIAL U.S. TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Class A common stock should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in, and disposition of, the Class A common stock.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of the Class A common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits will generally be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of your tax basis in our Class A common stock (and will reduce your basis in such Class A common stock), and, to the extent such portion exceeds your tax basis in our Class A common stock, the excess will be treated as gain from the taxable disposition of our common stock, the tax treatment of which is discussed below under “Sale or Other Disposition of Class A Common Stock.”

Except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•

a valid IRS Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments; or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you do not timely furnish the required documentation, but you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the U.S. IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-U.S. person; and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Other Disposition of Class A Common Stock

If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of Class A common stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States (and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis);

•

you are an individual, you hold Class A common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•

we are or have been a “U.S. real property holding corporation” (as described below) at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, you are not eligible for a treaty exemption, and either (i) our Class A common stock is not regularly traded on an established securities market during the calendar year in which the sale or disposition occurs or (ii) you owned or are deemed to have owned, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, more than 5% of our Class A common stock.

If you are a non-U.S. holder and the gain from the taxable disposition of shares of our Class A common stock is effectively connected with your conduct of a trade or business in the United States (and, if required by a tax treaty, the gain is attributable to a permanent establishment that you maintain in the United States), you will be subject to tax on the net gain derived from the sale at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are an individual non-U.S. holder described in the second bullet point immediately above, you will be subject to a flat 30% tax (unless an applicable income tax treaty provides otherwise) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States.

We will be a U.S. real property holding corporation at any time that the fair market value of our “U.S. real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a U.S. real property holding corporation.

FATCA Withholding

Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act, or the FATCA, a 30% withholding tax, which we refer to as FATCA withholding, may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-US persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting requirements. Payments of dividends that you receive in respect of Class A common stock could be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them or if you hold Class A common stock through a non-US person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). You should consult your own tax advisors regarding the potential application of withholding under FATCA to your investment in our Class A common stock.

Federal Estate Taxes

Class A common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of Class A common stock effected at a U.S. office of a broker provided that either (i) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of Class A common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

UNDERWRITING

Barclays Capital Inc., BofA Securities, Inc., Goldman Sachs & Co. LLC and Jefferies LLC are acting as representatives of the underwriters and book-running managers of this offering. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from the selling stockholders the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Jefferies LLC

Total	15,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the price to the public and the amount the underwriters pay to the selling stockholders for the shares.

Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We are not selling any shares of common stock in this offering, and will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. If all the shares are not sold at the public offering price following this offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $1,784,163 (excluding underwriting discounts and commissions). We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $50,000.

The underwriters are expected to reimburse us for up to approximately $0.6 million of the expenses in connection with this offering.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 2,250,000 shares from such selling stockholders at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this section.

Lock-Up Agreements

In connection with this offering, we, all of our directors and executive officers and the Sponsors have agreed, pursuant to a lock-up agreement and subject to certain exceptions, that, for a period of 60 days after the date of this prospectus, subject to certain limited exceptions as described below, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc. and BofA Securities Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or sell, purchase or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

The restrictions above do not apply to: (a) transactions relating to shares of common stock or other securities acquired in the open market after the completion of this offering, (b) bona fide gifts, sales or other dispositions of shares of any class of our capital stock, in each case that are made exclusively between and among a stockholder or members of a stockholder’s family, or affiliates of a stockholder, including its partners (if a partnership) or members (if a limited liability company); provided that it will be a condition to any transfer described in this clause (b) that (i) the transferee/donee agrees to be bound by the terms of the lock-up agreement to the same extent as if the transferee/donee were a party thereto, (ii) each party (donor, donee, transferor or transferee) will not be required by law to make, and will agree to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the 60-day period referred to above, and (iii) the stockholder notifies Barclays Capital Inc. and BofA Securities Inc. at least two business days prior to the proposed transfer or disposition, (c) the exercise of warrants or the exercise of stock options granted pursuant to our stock option/incentive plans or otherwise outstanding on the date of this prospectus; provided, that the restrictions will apply to shares of common stock issued upon such exercise or conversion, (d) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1, which we refer to as a Rule 10b5-1 Plan, under the Exchange Act; provided, however, that no sales of common stock or securities convertible into, or exchangeable or exercisable for, common stock, will be made pursuant to such a Rule 10b5-1 Plan prior to the expiration of the lock-up period (as the same may be extended); provided further, that we are not required to report the establishment of such Rule 10b5-1 Plan in any public report or filing with the SEC under the Exchange Act during the lock-up period and do not otherwise voluntarily effect any such public filing or report regarding such Rule 10b5-1 Plan, (e) transferring our securities, including shares of our common stock, pursuant to any existing Rule 10b5-1 Plan that has been entered into prior to the date of the lock-up agreement, provided that if the signatory to the lock-up agreement is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock, any such report shall include a statement to the effect that such transfer is pursuant to an existing Rule 10b5-1 Plan and (f) any demands or requests for, exercise any right with respect to, or take any action in preparation of, the registration by us under the Securities Act of the stockholder’s shares of common stock, provided that no transfer of a stockholder’s shares of common stock registered pursuant to the exercise of any such right and no registration statement will be filed under the Securities Act with respect to any of the stockholder’s shares of common stock during the lock-up period and provided further that commencing at the opening of trading on the sixth business day after the pricing of the offering through the expiration of the lock-up period, the directors and executive officers may sell, transfer or otherwise dispose of shares of our common stock in an amount (for the avoidance of doubt in addition to any offers, sales, pledges dispositions or transfers otherwise permitted under the lock-up agreements) not to exceed 5% of the shares of Common Stock of which such director or executive officer is the beneficial owner (as defined in Rule 16a-1(a)(2) under the Exchange Act).

Barclays Capital Inc. and BofA Securities, Inc. may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and BofA Securities, Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when our common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the NYSE

Our Class A common stock is listed on the NYSE under the symbol “AZEK”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Discretionary Sales

The underwriters have informed us that they do not expect to sell more than 5% of our common stock in the aggregate to accounts over which they exercise discretionary authority.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates (or other financial instruments, including bank loans), including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of common stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of shares of common stock by it will be made on the same terms.

European Economic Area

In relation to each EEA Member State (each a “Relevant Member State”), no common shares (the “Shares”) have been offered or will be offered pursuant to the Offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the Shares may be offered to the public in that Relevant Member State at any time:

a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the Joint Global Coordinators for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the Shares shall require the Company and/or Selling Shareholders or any Bank to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an ‘offer to the public’ in relation to the Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any Shares under, the Offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the Underwriters and their affiliates and the Company that:

a)	it is a qualified investor within the meaning of the Prospectus Regulation; and

b)

in the case of any Shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the Shares acquired by it in the Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the Joint Global Coordinators has been given to the offer or resale; or (ii) where the Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Shares to it is not treated under the Prospectus Regulation as having been made to such persons.

The Company, the Underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the Joint Global Coordinators of such fact in writing may, with the prior consent of the Joint Global Coordinators, be permitted to acquire Shares in the Offering.

United Kingdom

This Prospectus and any other material in relation to the common shares (the “Shares”) described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this Prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any Shares may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The Shares are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the Shares will be engaged in only with, the Relevant Persons. This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this Prospectus or any of its contents.

No Shares have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the Shares may be offered to the public in the United Kingdom at any time:

a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Global Coordinators for any such offer; or

c)	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the Shares shall require the Company and/or any Underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the UK who acquires any Shares in the Offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company, the Underwriters and their affiliates that it meets the criteria outlined in this section.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre (“DIFC”), this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Hong Kong

The common stock has not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.

571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The common stock has not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the ‘‘SFA’’)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired our shares under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b)	where no consideration is or will be given for the transfer;

c)	where the transfer is by operation of law;

d)	as specified in Section 276(7) of the SFA; or

e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common stock.

VALIDITY OF CLASS A COMMON STOCK

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Sullivan & Cromwell LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Washington, D.C.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part thereof. Statements contained in or incorporated by reference into this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed or incorporated by reference as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in or incorporated by reference into this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are also required to file annual, quarterly and current reports, proxy statements and other information with SEC. These reports, proxy statements and other information are available on the website of the SEC referred to above.

We also maintain a website at www.azekco.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus), and you should not consider such information on our website to be part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended September 30, 2020, filed with the SEC on December 4, 2020, as amended on Form 10-K/A, filed with the SEC on February 3, 2021;

•

the information specifically incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended September 30, 2020, from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 1, 2021;

•

our Quarterly Reports on Form 10-Q for the three months ended December 31, 2020, filed with the SEC on February 12, 2021 and for the three months ended March 31, 2021, filed with the SEC on May 14, 2021;

•	our Current Reports on Form 8-K, filed with the SEC on November 19, 2020, January 13, 2021, January 19, 2021, January 22, 2021, January 26, 2021, February 8, 2021, April 5, 2021 and May 21, 2021; and

•

the description of our Class A common stock contained in our registration statement on  Form 8-A filed with the SEC on June 9, 2020, including any amendments or reports filed for the purpose of updating such description.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference in this prospectus. You should direct any requests for documents to The AZEK Company Inc., 1330 W Fulton Street, Suite 350, Chicago, Illinois 60607, Attention: Corporate Secretary; Telephone: 877-275-2935.

Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

15,000,000 Shares

Class A Common Stock

Prospectus

                    , 2021

Joint Book-Running Managers

Barclays

BofA Securities

Goldman Sachs & Co. LLC

Jefferies

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$81,546
FINRA filing fee	112,617
Printing and engraving expenses	130,000
Legal fees and expenses	650,000
Accounting fees and expenses	150,000
Transfer agent and registrar fees	15,000
Advisory and consulting fees	620,000
Miscellaneous fees and expenses	25,000

Total	$1,784,163

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the DGCL, our certificate of incorporation and bylaws provide that we will indemnify and advance expenses to our directors and officers, and may indemnify and advance expenses to our employees and other agents, to the fullest extent permitted by Delaware law. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended.

We have entered into agreements with our directors and executive officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay in connection with any proceeding to which such person may be made a party by reason of the fact that such person is or was serving in such capacity, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. These indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we lawfully indemnify the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Prior to the effectiveness of the registration statement relating to our IPO, we completed transactions pursuant to which a special purpose entity, CPG Holdco LLC, which was formed at the time of the acquisition of CPG Newco LLC solely for the purpose of holding membership interests in CPG Newco LLC and that continued to hold such interests until immediately prior to our conversion into a corporation, merged with and into us, and we then converted from a Delaware limited liability company into a Delaware corporation. We refer to this series of transactions as the Corporate Conversion. In connection with the Corporate Conversion, our sole outstanding limited liability company unit was converted into 75,093,778 Class A units and 33,068,963 Class B units, which, simultaneously with our conversion into a corporation, was then converted into 75,093,778 shares of Class A common stock and 33,068,963 shares of Class B common stock on a one-for-one basis. AOT Building Products, L.P., as the sole owner of our equity interests following the merger with CPG Holdco LLC, received all of the Class A units and Class B units.

AOT Building Products, L.P. then liquidated and distributed the Class A units and Class B units to its equityholders. Following such liquidation and distribution, the former equityholders of AOT Building Products, L.P. owned all of our Class A units and Class B units, and, following the Corporate Conversion but prior to our IPO, owned all of the shares of our Class A common stock and Class B common stock.

The issuance of CPG Newco LLC units in the merger with CPG Holdco LLC was not registered under the Securities Act, and the units were issued to AOT Building Products, L.P., as the sole member of CPG Holdco LLC prior to the merger, in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(2) of the Securities Act. The conversion of our units held by AOT Building Products, L.P.’s former equityholders after the merger and the Corporate Conversion into shares of Class A common stock and Class B common stock was not registered under the Securities Act, and the shares were issued to AOT Building Products, L.P.’s former equityholders in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 3(a)(9) and 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits to this registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial Statement Schedules

Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17. Undertakings.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement

2.2	Agreement and Plan of Merger between CPG Newco LLC and CPG Holdco LLC (incorporated by reference to Exhibit 2.2 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

2.3	Certificate of Conversion of CPG Newco LLC (incorporated by reference to Exhibit 2.3 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

2.4	Membership Interest Purchase Agreement, dated as of May 11, 2018, by and among CPG International LLC d/b/a The AZEK Company LLC, Versatex Holdings, LLC, the members of Versatex Holdings, LLC and Highlander Partners Trim, LLC (incorporated by reference to Exhibit 2.4 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

2.5	Amendment No. 1 to Membership Interest Purchase Agreement, dated as of June 15, 2018, by and among CPG International LLC d/b/a The AZEK Company LLC, Versatex Holdings, LLC, the members of Versatex Holdings, LLC and Highlander Partners Trim, LLC (incorporated by reference to Exhibit 2.5 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

3.1	Certificate of Incorporation of The AZEK Company Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2020)

3.2	Bylaws of The AZEK Company Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2020)

4.1	Stockholders Agreement, by and among the Registrant and the other parties named therein (incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2020)

4.3	Registration Rights Agreement, by and among the Registrant and the other parties named therein (incorporated by reference to Exhibit 4.2 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2020)

5.1	Opinion of Sullivan & Cromwell LLP

10.1	Amended and Restated Revolving Credit Agreement, dated as of March 9, 2017, by and among CPG International LLC, Barclays Bank PLC, Bank of America, N.A. and JPMorgan Chase Bank, N.A., as co-syndication agents, TD Bank, N.A. and The Huntington National Bank, as co-documentation agents, Deutsche Bank AG New York Branch as administrative and collateral agent and the lenders party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.2	First Amendment to Amended and Restated Revolving Credit Agreement, dated as of June 5, 2020, among CPG International LLC, CPG Newco LLC, the Lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent (incorporated by reference to Exhibit 10.45 of the Company’s Registration Statement on Form S-1/A (File No. 333-236325), filed with the SEC on June 8, 2020)

10.3	Second Amendment to Amended and Restated Revolving Credit Agreement, dated as of August 12, 2020, among CPG International LLC, The AZEK Company Inc., the Lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

Exhibit Number	Description of Document

10.4	Third Amendment to Amended and Restated Revolving Credit Agreement, dated as of March 31, 2021, among CPG International LLC, The AZEK Company Inc., the Lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-39322), filed with the SEC on April 5, 2021)

10.5	ABL Guarantee and Collateral Agreement, dated as of September 30, 2013, by and among CPG Merger Sub LLC, each other subsidiary of CPG Newco LLC party thereto and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.6	ABL Guarantee and Collateral Agreement Supplement, dated as of January 29, 2018, by and among WES, LLC, UltraLox Technology, LLC and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.7	ABL Guarantee and Collateral Agreement Supplement, dated as of June 18, 2018, by and among Versatex Holdings, LLC, Versatex Building Products, LLC and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.8	Trademark Security Agreement, dated as of September 30, 2013, by AZEK Building products, Inc., Scranton Products Inc., TimberTech Limited, and Vast Enterprises, LLC, as pledgors, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent and collateral agent (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.9	Trademark Security Agreement, dated as of January 29, 2018, by WES, LLC, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.10	Trademark Security Agreement, dated as of June 18, 2018, by Versatex Building Products, LLC, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.11	Patent Security Agreement, dated as of September 30, 2013, by AZEK Building Products, Inc., Scranton Products Inc., TimberTech Limited, and Vast Enterprises, LLC, as pledgors, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent and collateral agent (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.12	Patent Security Agreement, dated as of January 29, 2018, by WES, LLC, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.13	Copyright Security Agreement, dated as of September 30, 2013, by AZEK Building Products, Inc., as pledgor, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent and collateral agent (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

Exhibit Number	Description of Document

10.14	Amended and Restated Term Loan Credit Agreement, dated as of June 18, 2018, by and among CPG International LLC, Jefferies Finance LLC, as administrative and collateral agent and the Lenders party thereto (included in Exhibit 10.15)

10.15	Incremental Amendment No. 1 to Term Loan Credit Agreement, dated as of June 18, 2018, by and among CPG Newco LLC, CPG International LLC, Jefferies Finance LLC, as administrative agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.16	First Amendment to Amended and Restated Term Loan Credit Agreement, dated as of August 6, 2020, by and among CPG International LLC, The AZEK Company Inc., Jefferies Finance LLC, as administrative and collateral agent and the Lenders party thereto (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

10.17	Second Amendment to Amended and Restated Term Loan Credit Agreement, dated as of February 2, 2021, by and among CPG International LLC, The AZEK Company Inc., Jefferies Finance LLC, as administrative and collateral agent and the Lenders party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-39322), filed with the SEC on February 8, 2021)

10.18	Term Loan Guarantee and Collateral Agreement, dated as of September 30, 2013, by and among CPG Merger Sub LLC, each other subsidiary of CPG Newco LLC party thereto and Barclays Bank PLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.19	Term Loan Guarantee and Collateral Agreement Supplement, dated as of January 29, 2018, by and among WES, LLC, UltraLox Technology, LLC and Jefferies Finance LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.20	Term Loan Guarantee and Collateral Agreement Supplement, dated as of June 18, 2018, by and among Versatex Holdings, LLC, Versatex Building Products, LLC and Jefferies Finance LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.21	Trademark Security Agreement, dated as of September 30, 2013, by and among AZEK Building Products, Inc., Scranton Products Inc., TimberTech Limited, and Vast Enterprises, LLC, as pledgors, in favor of Barclays Bank PLC, in its capacity as administrative agent and collateral agent (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.22	Trademark Security Agreement, dated as of January 29, 2018, by WES, LLC, in favor of Jefferies Finance LLC, in its capacity as successor administrative agent and collateral agent (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.23	Trademark Security Agreement, dated as of June 18, 2018, by Versatex Building Products, LLC, in favor of Jefferies Finance LLC, in its capacity as successor administrative agent and collateral agent (incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

Exhibit Number	Description of Document

10.24	Patent Security Agreement, dated as of September 30, 2013, by and among AZEK Building Products, Inc., Scranton Products Inc., TimberTech Limited, and Vast Enterprises, LLC, as pledgors, in favor of Barclays Bank PLC, in its capacity as administrative agent and collateral agent (incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.25	Patent Security Agreement, dated as of January 29, 2018, by WES, LLC, in favor of Jefferies Finance LLC, in its capacity as successor administrative agent and collateral agent (incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.26	Copyright Security Agreement, dated as of September 30, 2013, by AZEK Building Products, Inc., as pledgor, in favor of Barclays Bank PLC, in its capacity as administrative agent and collateral agent (incorporated by reference to Exhibit 10.21 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.27	Intercreditor Agreement, dated as of September 30, 2013, by and among Deutsche Bank AG New York Branch, as ABL Agent, Barclays Bank PLC, as a Term Loan Agent, CPG Merger Sub LLC and each of subsidiary of CPG Newco LLC party thereto (incorporated by reference to Exhibit 10.22 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.28	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.23 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.29	Employment Agreement, dated as of May 26, 2016, by and between CPG International LLC and Jesse Singh (incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.30	Non-Competition Agreement, dated as of May 26, 2016, by and between CPG International LLC and Jesse Singh (incorporated by reference to Exhibit 10.25 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.31	Employment Offer Letter, dated as of July 15, 2017, by and between CPG International LLC and Jose Ochoa (incorporated by reference to Exhibit 10.26 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.32	Employment Agreement, dated as of December 21, 2018, by and between CPG International LLC and Ralph Nicoletti (incorporated by reference to Exhibit 10.29 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.33	Amended and Restated Industrial Lease, dated as of May 10, 2005, by and between North Keyser Partners, LLC and Vycom Corp. (incorporated by reference to Exhibit 10.31 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.34	Lease Extension – 888 North Keyser Ave, dated as of August 2, 2013, by and between CPG International LLC and North Keyser Partners, LLC (incorporated by reference to Exhibit 10.32 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.35	Lease Extension – 888 North Keyser Ave, dated as of October 21, 2016, by and between CPG International LLC and North Keyser Partners, LLC (incorporated by reference to Exhibit 10.33 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.36	The AZEK Company Inc. 2020 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.36 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

Exhibit Number	Description of Document

10.37	Form of Restricted Stock Grant (Replacement Award for AOT Building Products, L.P. Profits Interests) (incorporated by reference to Exhibit 10.37 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

10.38	Form of Nonqualified Stock Option Grant (Option Award for AOT Building Products, L.P. Profits Interests) (incorporated by reference to Exhibit 10.38 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

10.39	IPO Nonqualified Stock Option Award Agreement (Chair IPO Award), dated as of June 16, 2020 (incorporated by reference to Exhibit 10.39 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

10.40	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.38 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.41	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.39 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.42	Form of Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.40 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.43	Chairman IPO Award Letter Agreement, dated February 5, 2020, between CPG Newco LLC and Gary Hendrickson (incorporated by reference to Exhibit 10.41 of the Company’s Registration Statement on Form S-1 (File No. 333-236325), filed with the SEC on February 7, 2020)

10.44	Form of Special Bonus Agreement (incorporated by reference to Exhibit 10.42 of the Company’s Registration Statement on Form S-1/A (File No. 333-236325), filed with the SEC on May 29, 2020)

10.45	Form of Amendment 1 to Special Bonus Agreement (incorporated by reference to Exhibit 10.43 of the Company’s Registration Statement on Form S-1/A (File No. 333-236325), filed with the SEC on May 29, 2020)

10.46	Form of IPO Cash Award Agreement (incorporated by reference to Exhibit 10.44 of the Company’s Registration Statement on Form S-1/A (File No. 333-236325), filed with the SEC on May 29, 2020)

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Company’s Registration Statement on Form S-1 (File No. 333-248660), filed with the SEC on September 8, 2020)

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, on May 24, 2021.

The AZEK Company Inc.

By:	/s/ Jesse Singh
Jesse Singh
Chief Executive Officer, President and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jesse Singh and Ralph Nicoletti, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jesse Singh Jesse Singh	Chief Executive Officer, President and Director (Principal Executive Officer)	May 24, 2021

/s/ Ralph Nicoletti Ralph Nicoletti	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	May 24, 2021

/s/ Gregory Jorgensen Gregory Jorgensen	Vice President and Chief Accounting Officer (Principal Accounting Officer)	May 24, 2021

/s/ Gary Hendrickson Gary Hendrickson	Chairman of the Board of Directors	May 24, 2021

/s/ Sallie B. Bailey Sallie B. Bailey	Director	May 24, 2021

/s/ Fumbi Chima Fumbi Chima	Director	May 24, 2021

/s/ Howard Heckes Howard Heckes	Director	May 24, 2021

Signature	Title	Date

/s/ Brian Klos Brian Klos	Director	May 24, 2021

/s/ Ashfaq Qadri Ashfaq Qadri	Director	May 24, 2021

/s/ Bennett Rosenthal Bennett Rosenthal	Director	May 24, 2021

/s/ Brian Spaly Brian Spaly	Director	May 24, 2021

/s/ Blake Sumler Blake Sumler	Director	May 24, 2021